UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2013

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2013

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2013

May 15, 2013

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306
URL	http://www.mufg.jp/
Representative:	Nobuyuki Hirano, President & CEO
For inquiry:	Naoki Muramatsu, General Manager - Financial Planning Division / Financial Accounting Office
TEL (03) 3240-3110
General meeting of shareholders:	June 27, 2013
Dividend payment date:	June 27, 2013
Securities report issuing date:	June 27, 2013
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2013

(1)	Results of Operations

	(% represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2013	4,763,225	(3.8)	1,344,176	(8.7)	852,623	(13.1)
March 31, 2012	4,951,095	9.3	1,471,991	127.7	981,331	68.3

(*)	Comprehensive income

                   March 31, 2013: 2,041,222 million yen     55.7%                 ;         March 31, 2012: 1,310,584 million yen         -%

	Net Income per Common Stock	Diluted Net Income per Common Stock	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2013	58.99	58.89	8.0	0.6	28.2
March 31, 2012	68.09	67.94	10.6	0.7	29.7

(Reference) Income from investment in affiliates (Equity method)

                   March 31, 2013: 52,004 million yen;      March 31, 2012: 377,515 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2013	234,498,701	13,519,655	5.0	800.95
March 31, 2012	218,861,616	11,675,784	4.6	678.25

(Reference) Shareholders’ equity as of      March 31, 2013: 11,736,617 million yen;      March 31, 2012: 9,993,029 million yen

(*)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below
(Total net assets - Subscription rights to shares - Minority interests) / Total assets

This ratio is different from the “Risk-adjusted Capital Ratio”, which is computed in accordance with the “Standards for Consolidated Capital Adequacy Ratio of Bank Holding Company under Article 52-25 of the Banking Law” (the Notification of the Financial Services Agency No. 20, 2006).

(3) Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2013	(248,680)	1,885,486	(1,030,295)	5,281,038
March 31, 2012	7,585,524	(7,514,157)	(468,710)	4,486,753

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2012	—	6.00	—	6.00	12.00	169,853	17.6	1.9
ended March 31, 2013	—	6.00	—	7.00	13.00	184,059	22.0	1.8
ending March 31, 2014 (Forecast)	—	7.00	—	7.00	14.00	——	26.7	——

(*)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Target for the Fiscal Year ending March 31, 2014 (Consolidated)

MUFG has set an earnings target of 760.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance. Please see “3. Management Policy (4) Management Target”, for further information of the target.

ø Notes

(1)	Changes in significant subsidiaries during the period: No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: Yes

(D) Restatements: No

Note: We changed the method of depreciation at the beginning of the period.

The change falls under “Changes in accounting policies which are difficult to distinguish from changes in accounting estimates”.

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2013	14,158,585,720 shares
	March 31, 2012	14,154,534,220 shares
(B) Treasury stocks:	March 31, 2013	3,411,544 shares
	March 31, 2012	9,553,750 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2013	14,148,999,889 shares
	Fiscal year ended March 31, 2012	14,144,183,615 shares

(Reference) Summary of non-consolidated financial data

1. Non-consolidated Financial Data for the Fiscal Year ended March 31, 2013

(1)  Results of Operations

	(% represents the change from the previous fiscal year)
	Operating Income		Operating Profits		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2013	221,664	(18.5)	205,204	(20.2)	190,353	(18.9)	188,092	(21.1)
March 31, 2012	272,114	(34.2)	257,031	(35.5)	234,840	(36.5)	238,437	(30.9)

	Net Income per Common Stock		Diluted Net Income per Common Stock
	yen		yen
Fiscal year ended
March 31, 2013	12.02		12.00
March 31, 2012	15.58		15.56

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Ratio	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2013	10,886,168	8,614,853	79.1	579.65
March 31, 2012	10,918,957	8,667,823	79.3	583.63

(Reference) Shareholders’ equity as of March 31, 2013: 8,605,969 million yen; March 31, 2012: 8,659,889 million yen

*Disclosure regarding the execution of the audit process

This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the audit process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2012	—	57.50	—	57.50	115.00
Fiscal year ended March 31, 2013	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2014 (Forecast)	—	57.50	—	57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2012	—	2.65	—	2.65	5.30
Fiscal year ended March 31, 2013	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2014 (Forecast)	—	2.65	—	2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
(3) Basic policy regarding profit distribution and dividends for fiscal years 2012 and 2013	4
2. Information on Mitsubishi UFJ Financial Group (MUFG Group)	5
3. Management Policy	7
(1) Principal management policy	7
(2) Medium- and long-term management strategy	7
(3) Key issues	8
(4) Management Target	10
4. Consolidated Financial Statements	11
(1) Consolidated Balance Sheets	11
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	13
(3) Consolidated Statements of Changes in Net Assets	16
(4) Consolidated Statements of Cash Flows	19
Notes on Going-Concern Assumption	21
Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements	21
Notes to the Consolidated Financial Statements	28
Consolidated Balance Sheet
Consolidated Statements of Income
Consolidated Statements of Changes in Net Assets
Consolidated Statements of Cash Flows
Financial Instruments
Securities
Money Held in Trust
Net Unrealized Gains (Losses) on Other Securities
Segment Information
Per Share Information
5. Non-consolidated Financial Statements	46
(1) Non-consolidated Balance Sheets	46
(2) Non-consolidated Statements of Income	48
(3) Non-consolidated Statements of Changes in Net Assets	49
Notes on Going-Concern Assumption	51
6. Other	51
(1) Changes of Directors and Corporate Auditors	51

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the fiscal year ended March 31, 2013”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet. Materials distributed for those will be uploaded in our homepage soon after the internet conference or the explanation is held.

Internet Conference:	May 15, 2013 (Wednesday)
Explanation for investors and analysts:	May 21, 2013 (Tuesday)

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1)   Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2013)

On the subject of the economic and financial environment for the fiscal 2012, despite a strong sense of stagnation globally from mid-2012 through the autumn, bright spots in financial and economic conditions had been gradually increasing since then. Overseas, the housing market and employment conditions had been improving obviously in the US since the second half of last year, while Asian economies had been recovering after marking a bottom in early fall. Meanwhile, in Europe, strains in financial markets had eased somewhat, but the real economy had continued to deteriorate. Amidst such situation, Japan’s economy was derailed from its recovery path in early FY2012 because of increased downward pressures from slowing overseas economies and others, and the economy went into a recession or on the verge of a recession at one point. However, the new Administration inaugurated in late 2012 had implemented a series of economic policies—including emergency economic measures, a supplementary budget, and more aggressive monetary easing—which had weakened the JPY and boosted share prices. Household and corporate sentiment had been improving quickly.

In the financial environment, US and UK policy rates had been at historically-low levels, while another rate cut was made in the Euro-zone in last July. A number of emerging countries had also been lowering interest rates. In Japan, the Bank of Japan had maintained a virtually zero interest rate policy and increased the total size of the Asset Purchase Program multiple times in FY2012. In January of this year, the Bank of Japan also introduced the “price stability target” at 2 percent in terms of the year-on-year rate of change in the consumer price index and announced the start of “open-ended asset purchasing method” from January 2014. Amidst such developments, market interest rates had fallen even further, both for short- and long-term rates. The JPY had also depreciated quickly since last fall on expectations for the new administration’s economic policies and others. Share prices had surged in tandem.

Under such business environment, consolidated gross profits for the fiscal year ended March 31, 2013 increased by 132.1 billion yen from the previous fiscal year to 3,634.2 billion yen. This was mainly due to increases in loan income in overseas, net fees and commissions, income from sales and trading and net gains on debt securities, despite tighter domestic deposit-loan margin, lower interest income in Global Markets segment and lower net interest from consumer-finance subsidiaries. General and administrative expenses increased by 100.4 billion yen from the previous fiscal year due to distribution of resources to core business strategies, such as strengthening business footprint in overseas. As a result, net business profits were 1,539.2 billion yen, an increase of 31.7 billion yen from the previous fiscal year.

Total credit costs for the fiscal year ended March 31, 2013 decreased by 77.8 billion yen from the previous fiscal year, mainly due to decreases in losses on loan write-offs and provision for specific allowance for credit losses. Net losses on equity securities decreased by 35.0 billion yen from the previous fiscal year, primarily due to a decrease in losses on sales of equity securities. Other non-recurring gains decreased by 285.6 billion yen from the previous fiscal year, mainly due to a decrease in profits from investments in affiliates.

Mitsubishi UFJ Financial Group, Inc.

As a result, ordinary profits for the fiscal year ended March 31, 2013 were 1,344.1 billion yen, an increase of 127.8 billion yen from the previous fiscal year. Consolidated net income for the fiscal year ended March 31, 2013 was 852.6 billion yen, an increase of 128.7 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2013	For the fiscal year ended March 31, 2012	Increase (Decrease)
Gross Profits before credit costs for trust accounts	3,634.2	3,502.0	132.1
General and administrative expenses	2,095.0	1,994.5	100.4
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,539.2	1,507.4	31.7
Credit costs	(166.4)	(257.5)	91.0
Net gains (losses) on equity securities	(53.6)	(88.6)	35.0
Other non-recurring gains (losses)	25.0	310.7	(285.6)
Profits (Losses) from investments in affiliates	52.0	377.5	(325.5)
Ordinary profits	1,344.1	1,471.9	(127.8)
Net extraordinary gains (losses)	9.6	(23.8)	33.4
Total of income taxes-current and income taxes-deferred	(395.7)	(376.4)	(19.2)
Minority interests	(105.3)	(90.2)	(15.0)
Net income (losses)	852.6	981.3	(128.7)
Total credit costs *1	(115.6)	(193.4)	77.8

*1	Included gains on loans written-offs

(Earnings Target for the fiscal year ending March 31, 2014)

MUFG has set an earnings target of 760.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014.

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses.

Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

Please see “3. Management Policy (4) Management Target”, for further information of the target.

Mitsubishi UFJ Financial Group, Inc.

(2)  Analysis of financial condition

Total assets as of March 31, 2013 increased by 15,637.0 billion yen from March 31, 2012 to 234,498.7 billion yen, and total net assets as of March 31, 2013 increased by 1,843.8 billion yen from March 31, 2012 to 13,519.6 billion yen. The increase in total net assets mainly reflected an increase in retained earnings and net unrealized gains on other securities.

With regard to major items of assets, securities as of March 31, 2013 increased by 1,262.1 billion yen from March 31, 2012 to 79,526.8 billion yen and loans and bills discounted as of March 31, 2013 increased by 6,806.8 billion yen from March 31, 2012 to 91,299.5 billion yen. With regard to major items of liabilities, deposits as of March 31, 2013 increased by 6,907.8 billion yen from March 31, 2012 to 131,697.0 billion yen.

With regard to MUFG’s consolidated risk-adjusted capital ratio based on the Basel 3 Standards as of March 31, 2013, Common Equity Tier 1 capital ratio was 11.70%, Tier 1 ratio was 12.74% and Total capital ratio was 16.68%.

(3)  Basic policy regarding profit distribution and dividends for fiscal years 2012 and 2013

MUFG considers the return of earnings to shareholders to be one of the most important management priorities and makes it a basic policy to make efforts to continuously increase dividends while sustaining corporate value growth and further strengthening its corporate financial standing.

With respect to the year-end dividend for common stock for fiscal year 2012, MUFG plans to pay ¥7 per share. As a result, the annual dividend for fiscal year 2012, including the interim dividend of ¥6 per share, is expected to be ¥13 per share, which is an increase of ¥1 from the annual dividend of ¥12 paid for the previous fiscal year. With respect to the year-end dividend for preferred stock for fiscal year 2012, MUFG plans to pay; for the first series of class 5 preferred stock, the prescribed amount of ¥57.50 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥115 per share for the fiscal year); and for class 11 preferred stock, the prescribed amount of ¥2.65 per share (which, together with the interim dividend, is expected to result in the annual dividend being ¥5.30 per share for the fiscal year).

The annual dividend forecast for common stock for fiscal year 2013 is ¥14 per share, which is an increase of ¥1 from the annual dividend to be paid for fiscal year 2012. The annual dividend forecasts for preferred stock for fiscal year 2013 are: for the first series of class 5 preferred stock, the prescribed amount of ¥115 per share; and for class 11 preferred stock, the prescribed amount of ¥5.30 per share.

Mitsubishi UFJ Financial Group, Inc.

2.  Information on Mitsubishi UFJ Financial Group (MUFG Group)

MUFG Group comprises the holding company, 220 consolidated subsidiaries, and 61 equity-method affiliates. The Group is engaged primarily in the banking business and also conducts trust banking business, securities business, credit card / loan business, leasing business and other businesses. The Group conducts reporting of its main entities (on a consolidated basis) on a segmental basis and the relationships between MUFG and its major related companies are as shown in the chart below.

(As of March 31, 2013)

○: Consolidated subsidiary ◇: Equity-method accounted affiliate

- Mitsubishi UFJ Financial Group
  - Mitsubishi UFJ Financial Group, Inc.
  - The Bank of Tokyo-Mitsubishi UFJ, Ltd.
    - ○The Bank of Tokyo-Mitsubishi UFJ, Ltd.
    - ○kabu.com Securities Co., Ltd.
    - ○MU Frontier Servicer Co., Ltd.
    - ○NBL Co., Ltd. ＊1
    - ○Mitsubishi UFJ Factors Limited
    - ○Mitsubishi UFJ Research and Consulting Co., Ltd.
    - ○Mitsubishi UFJ Capital Co., Ltd.
    - ◇JACCS CO., LTD.
    - ◇Jibun Bank Corporation
    - ◇Mobit Co., Ltd.
    - ◇JALCARD, INC.
    - ◇BOT Lease Co., Ltd.
    - ◇The Chukyo Bank, Ltd.
    - ○UnionBanCal Corporation
    - ○BTMU Capital Leasing & Finance, Inc.
    - ○BTMU Capital Corporation
    - ○BTMU Leasing & Finance, Inc.
    - ○PT U Finance Indonesia
    - ○PT. BTMU-BRI Finance
    - ○PT. Bank Nusantara Parahyangan, Tbk.
    - ◇Dah Sing Financial Holdings Limited
  - Mitsubishi UFJ Trust and Banking Corporation
    - ○Mitsubishi UFJ Trust and Banking Corporation
    - ○The Master Trust Bank of Japan, Ltd.
    - ○MU Investments Co., Ltd.
    - ○Mitsubishi UFJ Asset Management Co., Ltd.
    - ○Mitsubishi UFJ Real Estate Services Co., Ltd.
    - ○Mitsubishi UFJ Trust & Banking Corporation (U.S.A.)
    - ○Mitsubishi UFJ Global Custody S.A.
    - ○Mitsubishi UFJ Trust International Limited
    - ◇Aberdeen Asset Management PLC
    - ◇AMP Capital Holdings Limited
  - Mitsubishi UFJ Securities Holdings Co., Ltd.
    - ○Mitsubishi UFJ Securities Holdings Co., Ltd.
    - ○Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.
    - ○Mitsubishi UFJ Merrill Lynch PB Securities Co., Ltd.
    - ○KOKUSAI Asset Management Co., Ltd.
    - ◇Morgan Stanley MUFG Securities Co., Ltd.
    - ◇Marunouchi Capital Co., Ltd.
    - ○Mitsubishi UFJ Securities International plc
    - ○Mitsubishi UFJ Securities (USA), Inc.
    - ○Mitsubishi UFJ Wealth Management Bank (Switzerland), Ltd.
    - ○Mitsubishi UFJ Securities (HK) Holdings, Limited
  - CF subsidiaries *2
    - ○Mitsubishi UFJ NICOS Co., Ltd.
    - ○ACOM CO., LTD.
  - Other businesses
    - ◇Mitsubishi UFJ Lease & Finance Company Limited
    - ◇Mitsubishi Research Institute DCS Co., Ltd.
    - ◇Morgan Stanley

*1	Following the sales of shares held by The Bank of Tokyo-Mitsubishi UFJ, Ltd. in consolidated subsidiary NBL Co., Ltd., it has been excluded from the scope of consolidation as of April 1, 2013.
*2	Consumer finance subsidiaries.

Mitsubishi UFJ Financial Group, Inc.

The Group has a combined group organization through which it seeks as a unified group to meet the financial needs of its customers by providing financial products and services that transcend traditional business boundaries. A system of integrated business groups has been introduced under which the group formulates a unified strategy and pursues its business based on coordination between group companies.

(As of May 15, 2013)

General Meeting of Shareholders
Corporate Auditors
Board of Corporate Auditors
Internal Audit and Compliance Committee
Nomination and Compensation Committee
Board of Directors
Advisory Board
Executive Committee
Supporting Committees
Integrated Retail Banking Business Group
Retail Business Planning Division
Retail Affiliates Office
Retail Academy *
Marketing Office *
Retail & Corporate Business Collaboration Office *
Retail Branch Management Division
Retail Academy *
Retail & Corporate Business Promotion Office *
Retail Business Development Division
Financial Instruments Intermediary Service Office
Bancassurance Strategy Office
Private Banking Division
Business Owner PB Planning Office *
Retail Trust Business Office
Retail Business Promotion Planning Division
Marketing Office *
Retail Trust Business Planning Division
Integrated Corporate Banking Business Group
Corporate Business Planning Division
Corporate Business Career Strategy Office
Retail & Corporate Business Collaboration Office *
Trust Business Planning Division
Corporate & Investment Banking Planning Division
Corporate Business Development Division
Retail & Corporate Business Promotion Office *
Business Owner PB Planning Office *
Integrated Trust Assets Business Group
Asset Management and Administration Planning Division
Integrated Global Business Group
Global Planning Division
Global Business Development Office
Global Business Promotion Office
Global Risk Management Division
U.S.Holdings Division
Enterprise Risk Management Office for the United States
Group Strategy Division for EMEA
Risk Monitoring Office for EMEA
Integrated Global Markets Business Group
Global Markets Planning Division
Corporate Administration Division
Corporate Planning Division
Investor Relations Office
Strategic Alliance Office
Global Regulatory Affairs Office
Public Relations Division
Financial Planning Division
Financial Accounting Office
IFRS Project Management Office
CSR Promotion Division
Corporate Risk Management Division
Management Information Office
Credit & Investment Management Division
Compliance Division
Conflict-of-Interest Management Office
Legal Office
Internal Audit Division
Operations & Systems Planning Division

* Offices marked with an asterix are shared by multiple divisions or are jointly administered within a division

Note:	On July 1, 2013 the Global Advisory Board that will act as an advisory body to the Executive Committee is scheduled to be established. Also scheduled to be established on the same date are the Group Strategy Division for Asia & Oceania, and the Group Strategy Division for East Asia within the Integrated Global Business Group, and the Risk Monitoring Office for Asia as an office co-managed by these two divisions. In addition, on May 15, 2013, the establishment of a Risk Committee that will report and make recommendations to the Board of Directors was announced.

Mitsubishi UFJ Financial Group, Inc.

3.  Management Policy

(1)  Principal management policy

MUFG Group has formulated the Group Corporate Vision to clarify the nature of the Group’s overall mission and the type of group it should aspire to be, and as a shared credo to unify the hearts and minds of Group employees, while meeting the expectations of our customers and society. Throughout the Group, the people of MUFG are working under three shared values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—while aiming to be the world’s most trusted financial group.

•	Corporate Vision

(2)  Medium- and long-term management strategy

MUFG Group’s Medium-term Business Plan is for three years, starting in fiscal 2012. The basic policies of the Plan are as follows:

i	Enhance comprehensive financial service capabilities on a global basis

ii	Contribute to initiatives for revitalizing and regenerating the Japanese market

iii	Leverage world-class capabilities in capital and risk management

Social and economic structures are changing in Japan and worldwide with aging populations, globalization and other such factors, and the environment for financial institutions is also undergoing significant change amid stronger international regulations and other influences. Under our Medium-term Business Plan we intend to respond deliberately to these changes, building on our solid domestic business base to raise our global-level comprehensive financial services capabilities and strengthening our financial and management foundations. Through these measures we aim to earn the trust of our customers and meet their expectations in Japan and around the world.

Mitsubishi UFJ Financial Group, Inc.

(3)  Key issues

Fiscal year 2012 was the first year of MUFG Group’s new medium-term business plan during which we launched a range of strategies, strengthened our capital, and pursued our aim to realize a new stage of growth in profits.

During fiscal year 2013 we will pass the halfway point of our medium-term business plan and enter a phase in which we fully develop our growth strategy and seek further advances. In order to address the key issues shown below each group company will also steadily implement its tasks and strategy.

Promotion of growth strategies

In the Retail business, MUFG Group will offer products that meet various needs of customers, such as products pertaining to asset management, inheritance, real estate and loans according to the customers’ life stages.

In Corporate business, the Group will strive to provide optimal solutions for customers by aggressively pursuing its CIB (Corporate & Investment Banking1) strategy and trust–related business strategy, including pensions, real estate and stock transfer agency services, through the enhancement of cooperation within MUFG Group.

In Global business, the Group will work to further expand its network centered on the high-growth region of Asia, while pursuing its CIB strategy by strengthening collaboration between Group companies and regions and utilizing its alliance with Morgan Stanley, with the aim of expanding the Group’s business scale and presence.

In Trust Assets business, MUFG Group will seek to augment the balance of entrusted assets through the enhancement of cooperation within MUFG Group as well as that of product development, and will also endeavor to improve its presence as a global management institution.

In Global Markets business, MUFG Group will strengthen collaboration between Group companies and regions in sales and trading business2, creating a structure that enables the Group to provide comprehensive services on a global scale.

MUFG Group will continue ongoing efforts to strengthen earnings capacity, making use of its formidable capabilities across the Group while strengthening collaboration in three areas: between Group companies, business groups, and regions.

*1	Refers to business aimed at improving customer’s corporate value, comprising corporate banking such as deposit and loan services, along with investment banking operations such as M&A advisory.
*2	Refers to business comprising the sale to customers of financial products such as equities, bonds, and derivatives along with trading of market risk between banks or at exchanges.

Mitsubishi UFJ Financial Group, Inc.

Enhancement of management fundamentals and control

MUFG Group will support its growth strategy by strengthening management fundamentals and control.

As part of measures to enhance management control, measures will be taken to strengthen governance not only in Japan, but also in overseas regions as the Group’s overseas business expands.

The Group will respond appropriately amid moves to strengthen core capital requirements and other aspects of global financial regulations, and will engage in proper capital management, including making effective use of equity capital.

With respect to management fundamentals, the Group will pursue synergies between Group companies to pursue efficiency, improve the quality of operations and increase the sophistication of systems and IT infrastructure.

Promotion of CSR management and strengthening the MUFG brand

MUFG Group will seek to enhance customer satisfaction through the provision of the distinct services of MUFG while also conducting management with a clear emphasis on its CSR (corporate social responsibilities).

MUFG Group has been working on two priority themes for its CSR activities: “Addressing Global Environmental Issues,” and “Nurturing Society’s Next Generation.” Regarding the theme of addressing global environmental issues, each Group company is working to utilize its particular financial capabilities to provide products and services that contribute to reducing impact on the environment. Meanwhile, as members of local communities and society, our employees are participating in a wide variety of activities that aim to contribute to society in accord with our theme of nurturing society’s next generation.

MUFG Group will continue to offer its utmost support to recovery in regions affected by the Great East Japan Earthquake. MUFG Group participated in planning the TOMODACHI Initiative, a U.S.-Japan exchange initiative led by the United States government and an NPO, the U.S.-Japan Council, and established the TOMODACHI MUFG International Exchange Program, a three-year exchange program for Japanese students and teachers who were affected by the Great East Japan Earthquake and their counterparts in the U.S. Also, in collaboration with the National Federation of UNESCO Associations in JAPAN, Bank of Tokyo-Mitsubishi UFJ has established the “MUFG NFUAJ East Japan Earthquake Recovery and Scholarship Fund”, as part of measures to support recovery over the longer term.

Under the Group Corporate Vision, all employees and executives will work together to maintain and strengthen the MUFG brand, following the Group’s three core values—Integrity and Responsibility, Professionalism and Teamwork, and Challenging Ourselves to Grow—to earn the broadest possible appreciation and support from society.

Through the above initiatives MUFG Group aims to continue to enhance shareholder value.

Mitsubishi UFJ Financial Group, Inc.

(4)  Management Target

MUFG has set an earnings target of 760.0 billion yen of consolidated net income for the fiscal year ending March 31, 2014.

[Reference]

MUFG Consolidated

(in billions of Japanese yen)	For the fiscal year ending March 31, 2014	For the six months ending September 30, 2013	For the fiscal year ended March 31, 2013 (Results)	For the six months ended September 30, 2012 (Results)
Ordinary profits	1,270.0	610.0	1,344.1	570.0
Net income (loss)	760.0	360.0	852.6	290.4
Total credit costs	(150.0)	(70.0)	(115.6)	(62.2)

<2 Banks on a stand-alone basis>

The Bank of Tokyo-Mitsubishi UFJ, Ltd.
Net business profits before provision for general allowance for credit losses	860.0	400.0	1,001.5	569.6
Ordinary profits (losses)	740.0	340.0	860.9	326.4
Net income (loss)	460.0	215.0	585.1	171.4
Total credit costs	(80.0)	(40.0)	(56.6)	(26.8)

Mitsubishi UFJ Trust and Banking Corporation
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	160.0	70.0	162.2	79.8
Ordinary profits (losses)	135.0	60.0	136.2	46.8
Net income (loss)	85.0	40.0	125.1	39.7
Total credit costs	(10.0)	(5.0)	(8.6)	(1.7)

Mitsubishi UFJ Financial Group, Inc.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Cash and due from banks	9,036,116	11,457,999
Call loans and bills bought	347,930	580,906
Receivables under resale agreements	4,552,860	5,635,326
Receivables under securities borrowing transactions	3,256,655	2,589,171
Monetary claims bought	2,954,838	3,365,787
Trading assets	16,768,713	20,570,422
Money held in trust	395,352	501,934
Securities	78,264,735	79,526,850
Loans and bills discounted	84,492,697	91,299,557
Foreign exchanges	1,480,083	1,499,694
Other assets	8,004,949	8,097,431
Tangible fixed assets	1,343,909	1,404,687
Buildings	310,003	312,838
Land	729,229	723,563
Lease assets	14,324	15,148
Construction in progress	19,327	17,971
Other tangible fixed assets	271,024	335,166
Intangible fixed assets	1,023,834	1,091,392
Software	443,091	443,099
Goodwill	418,401	469,331
Lease assets	881	729
Other intangible fixed assets	161,460	178,231
Deferred tax assets	522,886	95,814
Customers’ liabilities for acceptances and guarantees	7,539,826	7,869,182
Allowance for credit losses	(1,123,773)	(1,087,457)

Total assets	218,861,616	234,498,701

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Liabilities:
Deposits	124,789,252	131,697,096
Negotiable certificates of deposit	12,980,617	14,855,049
Call money and bills sold	2,809,618	3,980,493
Payables under repurchase agreements	13,585,846	15,886,923
Payables under securities lending transactions	4,978,915	4,027,390
Commercial papers	569,659	1,048,856
Trading liabilities	13,451,275	15,379,226
Borrowed money	10,318,096	10,758,136
Foreign exchanges	874,225	859,469
Short-term bonds payable	523,065	462,161
Bonds payable	6,634,121	6,114,578
Due to trust accounts	1,416,725	1,503,215
Other liabilities	5,956,502	5,742,901
Reserve for bonuses	47,797	62,707
Reserve for bonuses to directors	1,057	891
Reserve for retirement benefits	81,111	84,911
Reserve for retirement benefits to directors	1,534	1,438
Reserve for loyalty award credits	6,768	7,798
Reserve for contingent losses	373,439	296,471
Reserves under special laws	1,799	1,969
Deferred tax liabilities	84,706	180,485
Deferred tax liabilities for land revaluation	159,867	157,688
Acceptances and guarantees	7,539,826	7,869,182

Total liabilities	207,185,831	220,979,045

Net assets:
Capital stock	2,138,487	2,139,378
Capital surplus	2,175,304	2,172,930
Retained earnings	5,602,327	6,267,976
Treasury stock	(6,544)	(1,929)

Total shareholders’ equity	9,909,575	10,578,356

Net unrealized gains (losses) on other securities	440,900	1,207,963
Net deferred gains (losses) on hedging instruments	23,904	45,146
Land revaluation excess	161,361	159,952
Foreign currency translation adjustments	(494,155)	(195,421)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(48,555)	(59,379)

Total accumulated other comprehensive income	83,454	1,158,261

Subscription rights to shares	7,933	8,884
Minority interests	1,674,821	1,774,153

Total net assets	11,675,784	13,519,655

Total liabilities and net assets	218,861,616	234,498,701

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Ordinary income	4,951,095	4,763,225
Interest income	2,349,355	2,336,956
Interest on loans and bills discounted	1,511,115	1,545,750
Interest and dividends on securities	605,627	611,233
Interest on call loans and bills bought	6,877	7,679
Interest on receivables under resale agreements	77,198	50,138
Interest on receivables under securities borrowing transactions	5,605	5,657
Interest on deposits	39,130	29,465
Other interest income	103,800	87,032
Trust fees	96,958	95,124
Fees and commissions	1,129,303	1,212,704
Trading income	225,588	288,214
Other business income	583,227	579,802
Other ordinary income	566,661	250,423
Gains on loans written-off	60,750	50,752
Others	505,911	199,670
Ordinary expenses	3,479,103	3,419,049
Interest expenses	508,874	520,180
Interest on deposits	183,125	185,840
Interest on negotiable certificates of deposit	41,995	49,958
Interest on call money and bills sold	8,385	7,260
Interest on payables under repurchase agreements	77,679	53,196
Interest on payables under securities lending transactions	5,050	5,562
Interest on commercial papers	746	2,579
Interest on borrowed money	55,393	46,186
Interest on short-term bonds payable	1,073	1,044
Interest on bonds payable	107,948	101,802
Other interest expenses	27,474	66,748
Fees and commissions	165,101	170,452
Other business expenses	208,523	188,086
General and administrative expenses	2,066,035	2,169,918
Other ordinary expenses	530,569	370,411
Provision for allowance for credit losses	75,519	26,514
Others	455,049	343,896

Ordinary profits	1,471,991	1,344,176

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Extraordinary gains	33,092	70,346
Gains on disposition of fixed assets	10,395	5,537
Gains on negative goodwill	2,228	339
Reversal of reserve for contingent liabilities from financial instruments transactions	436	—
Gains on transfer of benefit obligation relating to employees’ pension fund	—	50,615
Gains on sales of equity securities of affiliates	20,032	12,047
Transfer gains on divestiture of businesses	—	1,450
Gains on sales of equity securities of subsidiaries	—	356
Extraordinary losses	56,960	60,733
Losses on disposition of fixed assets	10,607	11,117
Losses on impairment of fixed assets	22,114	10,069
Provision for reserve for contingent liabilities from financial instruments transactions	—	170
Losses on change in equity	—	23,285
Losses on return of assets from retirement benefits trust	—	8,293
Losses on sales of equity securities of affiliates	—	4,823
Losses on sales of equity securities of subsidiaries	228	2,600
Business structure improvement expenses	20,512	321
Amortization of goodwill	3,496	—
Others	—	51

Income before income taxes and others	1,448,124	1,353,789

Income taxes-current	239,236	197,641
Income taxes-deferred	137,258	198,145

Total taxes	376,494	395,787

Income before minority interests	1,071,629	958,002

Minority interests	90,297	105,378

Net income	981,331	852,623

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Income before minority interests	1,071,629	958,002
Other comprehensive income
Net unrealized gains (losses) on other securities	346,125	759,954
Net deferred gains (losses) on hedging instruments	(14,259)	22,483
Land revaluation excess	22,130	(143)
Foreign currency translation adjustments	(57,884)	179,253
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(18,140)	(7,071)
Share of other comprehensive income of associates accounted for using equity method	(39,017)	128,743

Total other comprehensive income	238,955	1,083,219

Comprehensive income	1,310,584	2,041,222

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	1,222,778	1,928,695
Comprehensive income attributable to minority interests	87,806	112,526

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,137,476	2,138,487
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,011	891

Total changes during the period	1,011	891

Balance at the end of the period	2,138,487	2,139,378

Capital surplus
Balance at the beginning of the period	2,174,287	2,175,304
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,009	889
Disposition of treasury stock	7	(1,451)
Changes in foreign affiliates’ interests in their subsidiaries	—	(1,811)

Total changes during the period	1,017	(2,374)

Balance at the end of the period	2,175,304	2,172,930

Retained earnings
Balance at the beginning of the period	4,799,668	5,602,327
Changes during the period
Dividends from retained earnings	(187,614)	(187,660)
Net income	981,331	852,623
Reversal of land revaluation excess	1,967	1,265
Change of scope of consolidation	2,434	—
Change of application of equity method	4,540	(578)

Total changes during the period	802,659	665,649

Balance at the end of the period	5,602,327	6,267,976

Treasury stock
Balance at the beginning of the period	(6,458)	(6,544)
Changes during the period
Repurchase of treasury stock	(103)	(36)
Disposition of treasury stock	17	4,651

Total changes during the period	(85)	4,615

Balance at the end of the period	(6,544)	(1,929)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Total shareholders’ equity
Balance at the beginning of the period	9,104,972	9,909,575
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,021	1,780
Dividends from retained earnings	(187,614)	(187,660)
Net income	981,331	852,623
Repurchase of treasury stock	(103)	(36)
Disposition of treasury stock	25	3,199
Reversal of land revaluation excess	1,967	1,265
Change of scope of consolidation	2,434	—
Change of application of equity method	4,540	(578)
Changes in foreign affiliates’ interests in their subsidiaries	—	(1,811)

Total changes during the period	804,602	668,781

Balance at the end of the period	9,909,575	10,578,356

Accumulated other comprehensive income
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	90,765	440,900
Changes during the period
Net changes of items other than shareholders’ equity	350,134	767,063

Total changes during the period	350,134	767,063

Balance at the end of the period	440,900	1,207,963

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	38,786	23,904
Changes during the period
Net changes of items other than shareholders’ equity	(14,882)	21,241

Total changes during the period	(14,882)	21,241

Balance at the end of the period	23,904	45,146

Land revaluation excess
Balance at the beginning of the period	141,198	161,361
Changes during the period
Net changes of items other than shareholders’ equity	20,163	(1,408)

Total changes during the period	20,163	(1,408)

Balance at the end of the period	161,361	159,952

Foreign currency translation adjustments
Balance at the beginning of the period	(392,083)	(494,155)
Changes during the period
Net changes of items other than shareholders’ equity	(102,072)	298,733

Total changes during the period	(102,072)	298,733

Balance at the end of the period	(494,155)	(195,421)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP
Balance at the beginning of the period	(34,691)	(48,555)
Changes during the period
Net changes of items other than shareholders’ equity	(13,864)	(10,823)

Total changes during the period	(13,864)	(10,823)

Balance at the end of the period	(48,555)	(59,379)

Total accumulated other comprehensive income
Balance at the beginning of the period	(156,024)	83,454
Changes during the period
Net changes of items other than shareholders’ equity	239,478	1,074,806

Total changes during the period	239,478	1,074,806

Balance at the end of the period	83,454	1,158,261

Subscription rights to shares
Balance at the beginning of the period	7,192	7,933
Changes during the period
Net changes of items other than shareholders’ equity	740	950

Total changes during the period	740	950

Balance at the end of the period	7,933	8,884

Minority interests
Balance at the beginning of the period	1,858,283	1,674,821
Changes during the period
Net changes of items other than shareholders’ equity	(183,462)	99,332

Total changes during the period	(183,462)	99,332

Balance at the end of the period	1,674,821	1,774,153

Total net assets
Balance at the beginning of the period	10,814,425	11,675,784
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,021	1,780
Dividends from retained earnings	(187,614)	(187,660)
Net income	981,331	852,623
Repurchase of treasury stock	(103)	(36)
Disposition of treasury stock	25	3,199
Reversal of land revaluation excess	1,967	1,265
Change of scope of consolidation	2,434	—
Change of application of equity method	4,540	(578)
Changes in foreign affiliates’ interests in their subsidiaries	—	(1,811)
Net changes of items other than shareholders’ equity	56,757	1,175,089

Total changes during the period	861,359	1,843,870

Balance at the end of the period	11,675,784	13,519,655

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Cash flows from operating activities:
Income before income taxes and others	1,448,124	1,353,789
Depreciation	237,469	245,832
Impairment losses	22,114	10,069
Amortization of goodwill	32,867	30,387
Amortization of negative goodwill	(1,602)	(1,591)
Gains on negative goodwill	(2,228)	(339)
Equity in losses (gains) of affiliates	(377,515)	(52,004)
Increase (decrease) in allowance for credit losses	(14,848)	(45,668)
Increase (decrease) in reserve for bonuses	2,569	13,718
Increase (decrease) in reserve for bonuses to directors	522	(281)
Increase (decrease) in reserve for retirement benefits	22,486	(1,444)
Increase (decrease) in reserve for retirement benefits to directors	(21)	(96)
Increase (decrease) in reserve for loyalty award credits	(1,858)	1,029
Increase (decrease) in reserve for contingent losses	(118,538)	(77,688)
Interest income recognized on statement of income	(2,349,355)	(2,336,956)
Interest expenses recognized on statement of income	508,874	520,180
Losses (gains) on securities	(181,702)	(283,087)
Losses (gains) on money held in trust	5,162	1,774
Foreign exchange losses (gains)	(52,298)	(2,177,409)
Losses (gains) on sales of fixed assets	211	5,580
Net decrease (increase) in trading assets	(2,026,447)	(3,110,802)
Net increase (decrease) in trading liabilities	2,364,654	1,258,684
Adjustment of unsettled trading accounts	(99,158)	366,201
Net decrease (increase) in loans and bills discounted	(4,761,214)	(5,798,880)
Net increase (decrease) in deposits	955,812	5,622,283
Net increase (decrease) in negotiable certificates of deposit	2,029,196	1,835,876
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	1,458,199	455,583
Net decrease (increase) in due from banks (excluding cash equivalents)	924,230	(1,608,304)
Net decrease (increase) in call loans and bills bought and others	(32,368)	(1,156,983)
Net decrease (increase) in receivables under securities borrowing transactions	342,733	703,586
Net increase (decrease) in call money and bills sold and others	1,942,243	2,873,402
Net increase (decrease) in commercial papers	472,650	454,464
Net increase (decrease) in payables under securities lending transactions	2,890,232	(963,002)
Net decrease (increase) in foreign exchanges (assets)	(341,749)	(25,448)
Net increase (decrease) in foreign exchanges (liabilities)	190,137	(17,099)
Net increase (decrease) in short-term bonds payable	86,098	(60,904)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	328,804	91,149
Net increase (decrease) in due to trust accounts	(42,383)	86,490
Interest income (cash basis)	2,427,414	2,427,504
Interest expenses (cash basis)	(538,781)	(538,177)
Others	(21,509)	(46,706)

Sub-total	7,729,229	54,708

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Income taxes	(150,523)	(318,483)
Refund of income taxes	6,818	15,094

Net cash provided by (used in) operating activities	7,585,524	(248,680)

Cash flows from investing activities:
Purchases of securities	(196,162,029)	(168,180,615)
Proceeds from sales of securities	173,130,373	151,108,334
Proceeds from redemption of securities	15,845,616	19,393,204
Increase in money held in trust	(777,285)	(920,379)
Decrease in money held in trust	685,921	746,064
Purchases of tangible fixed assets	(108,503)	(131,203)
Purchases of intangible fixed assets	(156,499)	(163,025)
Proceeds from sales of tangible fixed assets	19,306	30,928
Proceeds from sales of intangible fixed assets	9,298	288
Payments for transfer of business	(230)	(1,084)
Proceeds from transfer of business	—	72,430
Proceeds from transfer of business	—	46,717
Purchases of equity of consolidated subsidiaries	(386)	(46,299)
Proceeds from sales of equity of consolidated subsidiaries	1,600	1,376
Decrease related to purchases of subsidiaries’ equity affecting the scope of consolidation	(739)	(67,937)
Increase related to sales of subsidiaries’ equity affecting the scope of consolidation	794	498
Others	(1,394)	(3,811)

Net cash provided by (used in) investing activities	(7,514,157)	1,885,486

Cash flows from financing activities:
Increase in subordinated borrowings	89,800	103,501
Decrease in subordinated borrowings	(82,300)	(145,000)
Increase in subordinated bonds payable and bonds with warrants	562,103	322,359
Decrease in subordinated bonds payable and bonds with warrants	(632,996)	(1,038,094)
Proceeds from issuance of common stock to minority shareholders	10,947	94
Decrease in redemption of preferred stocks	(120,000)	—
Dividend paid by MUFG	(187,459)	(187,620)
Dividend paid by subsidiaries to minority shareholders	(94,716)	(91,054)
Repayments to minority shareholders	(14,082)	—
Purchases of treasury stock	(12)	(15)
Proceeds from sales of treasury stock	2	6,500
Purchases of treasury stock by consolidated subsidiaries	(0)	(970)
Others	3	4

Net cash provided by (used in) financing activities	(468,710)	(1,030,295)

Effect of foreign exchange rate changes on cash and cash equivalents	(34,853)	187,775

Net increase (decrease) in cash and cash equivalents	(432,197)	794,285

Cash and cash equivalents at the beginning of the period	4,919,083	4,486,753
Decrease in cash and cash equivalents due to deconsolidation of subsidiaries	(133)	—

Cash and cash equivalents at the end of the period	4,486,753	5,281,038

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of Consolidated Subsidiaries: 220

Principal companies:

The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd. Mitsubishi UFJ NICOS Co., Ltd.

(Changes in the scope of consolidation)

In the current fiscal year, BTMU Liquidity Reserve Investment Limited and 21 other companies were newly consolidated following their formations or for other reasons.

In the current fiscal year, MU Strategic Partner Co., Ltd. and 25 other companies were excluded from the scope of consolidation because they were no longer subsidiaries due to liquidation or other reasons.

(2)	Non-consolidated Subsidiaries: None

(3)	Entities not Accounted for as Subsidiaries even though MUFG Owns the Majority of Voting Rights:

Gunma Challenge Fund Investment Limited Partnership

FOODSNET Corporation

YAMAGATA FOODS Co., Ltd.

GREEN BELL Co., Ltd.

PATLITE Corporation

Dream Infinity Inc.

MUFG’s consolidated venture capital subsidiaries participated in the management of partnerships as unlimited liability partners or own the majority of voting rights as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investee’s businesses without any intent to control.

2.	Application of the Equity Method

(1)	Number of Non-consolidated Subsidiaries Accounted for under the Equity Method: None

(2)	Number of Affiliates Accounted for under the Equity Method: 61

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

(Changes in the scope of application of the equity method)

In current fiscal year, Catalina Solar Holdings Lessor Trust and 6 other companies were newly included in the scope of application of the equity method following their formations or for other reasons.

In the current fiscal year, Senshu Ikeda Holdings, Inc. and 4 other companies were excluded from the scope of application of the equity method because of sales or for other reasons.

(3)	Number of Non-consolidated Subsidiaries not Accounted for under the Equity Method: None

(4)	Affiliates not Accounted for under the Equity Method: None

Mitsubishi UFJ Financial Group, Inc.

(5)	Entities not Recognized as Affiliates in which MUFG Owns 20% to 50% of their Voting Rights:

(A)	Kyoto Constella Technologies Co., Ltd.

Pharma Frontier Co., Ltd.

REVO trading co., Ltd.

two-five Co., Ltd.

SyncPower Corporation

TECHTOM Ltd.

ERIMAKEE Co., Ltd.

Biovisiq Japan Co., Ltd.

MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights as passive investments primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

(B)	Hygeia Co., Ltd.

It was established as a property management agent for a land trust project as a passive investment without any intent to control.

3.	The Balance Sheet Dates of Consolidated Subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

October 31:	1 subsidiary
December 31:	130 subsidiaries
January 24:	17 subsidiaries
January 31:	1 subsidiary
February 28:	1 subsidiary
March 31:	70 subsidiaries

(2)	A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

Subsidiaries other than specified above were consolidated based on the financial statements as of their balance sheet dates.

Adjustments were made in the consolidated financial statements to reflect the significant transactions occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

4.	Accounting Policies

(1)	Trading assets and trading liabilities; trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“Trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income on a trade date basis. Trading assets and trading liabilities are stated at their fair values on the consolidated balance sheet date.

(2)	Securities

(A)	Debt securities being held to maturity are stated at amortized costs (using the straight-line method) computed under the moving average method. Other securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily under the moving average method), and other securities whose fair value is extremely difficult to estimate are stated at acquisition costs computed under the moving average method. Net unrealized gains (losses) on other securities are included directly in net assets, net of applicable income taxes, except in the case of securities with embedded derivatives, which are measured at fair value in their entirety with the change in fair value recognized in current earnings.

(B)	Securities which are held as trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(A). Unrealized gains and losses on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

Mitsubishi UFJ Financial Group, Inc.

(3)	Derivatives

Derivatives transactions (other than trading purposes) are calculated primarily based on fair value.

(4)	Depreciation of fixed assets

(A)	Tangible Fixed Assets (except for Lease Assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed under the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings:            15 years to 50 years

Equipment:            2 years to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily under the straight-line method based on their estimated useful lives.

(Change in accounting policies which are difficult to distinguish from changes in accounting estimates)

Starting from the current fiscal year, MUFG and its domestic consolidated subsidiaries have changed the method of depreciation due to the revision of Corporation Tax Act. Accordingly, tangible fixed assets acquired on or after April 1, 2012 shall be depreciated according to the revised act.

This change has minor impact on the consolidated statement of income and others.

(B)	Intangible Fixed Assets (except for Lease Assets)

Amortization of intangible fixed assets is computed under the straight-line method. Development costs for internally used software are capitalized and amortized under the straight-line method over the estimated useful lives of primarily 3 years to 10 years.

(C)	Lease Assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed under the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

(5)	Deferred Assets

Stock issuance costs and bond issuance costs are expensed as incurred.

Discount on bonds recognized prior to March 31, 2006 is amortized using the straight-line method over the life of corresponding bonds and the unamortized portion is deducted directly from bonds in accordance with ASBJ PITF No. 19 “Tentative Solution on Accounting for Deferred Assets” (August 11, 2006).

(6)	Allowance for Credit Losses

Principal domestic consolidated subsidiaries provide allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“substantially bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“potentially bankrupt borrowers”) excluding a portion of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

Mitsubishi UFJ Financial Group, Inc.

For claims on potentially bankrupt borrowers and claims on borrowers requiring close monitoring, of which principal and interest payment can be reasonably estimated from borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in specific foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and substantially bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, that is deemed uncollectible, has been written-off. The total amount of write-offs was ¥619,561 million.

Consolidated subsidiaries, not adopting procedures stated above, provide allowances based on their historical credit loss experience for general claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for Bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, reflects an estimated amount accrued on the consolidated balance sheet date.

(8)	Reserve for Bonuses to Directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, reflects an estimated amount accrued on the consolidated balance sheet date.

(9)	Reserve for Retirement Benefits

Reserve for retirement benefits, which is provided for future pension payments to employees, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the projected benefit obligation and the estimated plan asset amount at the end of each fiscal year.

Unrecognized prior service cost is amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year in which the cost is incurred.

Unrecognized net actuarial gains (losses) are amortized under the straight-line method for a period, primarily over 10 years, within the employees’ average remaining service period, commencing on the fiscal year immediately following the fiscal year in which the gains (losses) are incurred.

(Additional Information)

Employees’ pension funds of MUFG’s domestic consolidated trust banking subsidiary obtained approval of the Minister of Health, Labour and Welfare, dated January 1, 2013, for returning the substitutional portion which relates to past employee services. As a result, ¥50,615 million of gains on transfer of benefit obligation relating to employees’ pension fund were recorded as part of extraordinary gains.

(10)	Reserve for Retirement Benefits to Directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of subsidiaries, is recorded in the amount deemed accrued on the consolidated balance sheet date based on the estimated amount of benefits.

(11)	Reserve for Loyalty Award Credits

Reserve for loyalty award credits, which is provided to meet future use of credits granted to credit card (such as “Super IC card”) customers, is recorded in the amount deemed necessary based on the estimated future use of unused credits.

Mitsubishi UFJ Financial Group, Inc.

(12)	Reserve for Contingent Losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet and other transactions, is calculated by estimating the impact of such contingent events and includes future claims for repayment of excess interest payments on consumer loans which are estimated based on the past and pending claims.

(13)	Reserves under Special Laws

Reserves under special laws represented the ¥1,969 million of reserve for contingent liabilities from financial instruments transactions set aside in accordance with Article 46-5-1 and Article 48-3-1 of the Financial Instruments and Exchange Law and Article 175 and 189 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Assets and Liabilities Denominated in Foreign Currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at the exchange rates prevailing at the respective balance sheet date.

(15)	Leasing Transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning on or after April 1, 2008, are accounted for in a similar way to purchases and depreciation for lease assets is computed under the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts.

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees, which commenced in fiscal years beginning prior to April 1, 2008, are accounted for in a similar way to operating leases.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income”.

Mitsubishi UFJ Financial Group, Inc.

(16)	Hedge Accounting

(A)	Hedge Accounting for Interest Rate Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions for interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the JICPA Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as other securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows related to floating rate deposits and loans as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by verifying the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

As of March 31, 2003, deferred hedge losses and gains were recorded on the consolidated balance sheet as a result of the application of macro hedge accounting based on JICPA Industry Audit Committee Report No. 15 “Tentative Treatment for Accounting and Auditing in Adoption of Accounting Standards for Banking Industry” (February 15, 2000), under which the overall interest rate risks arising from numerous deposits, loans and other instruments are hedged collectively by derivative transactions. These losses and gains are amortized as expense or income over the remaining lives of the macro hedging instruments (for a maximum period of 15 years from April 1, 2003). Deferred hedge losses and gains attributable to macro hedge accounting at the end of the current fiscal year were ¥49 million (before tax effect adjustment) and ¥0 million (before tax effect adjustment), respectively.

(B)	Hedge Accounting for Foreign Currency Risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted deferred hedge accounting method for hedging transactions for foreign currency risks arising from investments in affiliates denominated in foreign currencies, while adopting the fair value hedge accounting method for hedging transactions for foreign currency risks arising from other securities (other than bonds) denominated in foreign currency. Portfolio hedging and individual hedging are applied to determine hedged items. Monetary liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments.

(C)	Transactions among Consolidated Subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions are executed, meeting certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and they are regarded as equivalent to external third party transactions.

Mitsubishi UFJ Financial Group, Inc.

(17)	Amortization of Goodwill and Amortization Period

Goodwill and negative goodwill recognized on or before March 31, 2010 are amortized using the straight-line method over 20 years starting from the period of the consolidation. Goodwill with insignificant balances was expensed as incurred.

(18)	Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet, excluding time deposits and negotiable certificates of deposits in other banks.

(19)	Consumption Taxes

National and local consumption taxes are excluded from transaction amounts. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(20)	Accounting Standard for Foreign Subsidiaries

Financial statements of foreign subsidiaries are used for consolidated accounting as long as they are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or Generally Accepted Accounting Principles in the United States (“U.S. GAAP”).

If they are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly adjusted in accordance with U.S. GAAP. They were also adjusted when necessary in the process of consolidation.

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Consolidated Balance Sheet)

1.	Securities include ¥1,732,721 million in stock and ¥37,970 million in investments of affiliates.

2.	“Investment securities” also includes ¥567 million of unsecured securities loaned with respect to which borrowers have rights to sell or pledge. For borrowed securities under securities borrowing transactions and securities purchased under resale agreements which were permissible to be sold or re-pledged without restrictions, ¥6,850,384 million of such securities were re-pledged, ¥640,152 million were re-loaned and ¥2,515,952 million were held by MUFG as of the consolidated balance sheet date.

3.	Loans to bankrupt borrowers: ¥74,348 million.

Non-accrual delinquent loans: ¥1,189,791 million.

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms including reduction or deferral of interest due to borrowers’ weakened financial condition.

4.	Loans past due for 3 months or more: ¥38,596 million.

Loans past due for 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more excluding loans to bankrupt borrowers and non-accrual delinquent loans.

5.	Restructured loans: ¥641,730 million.

Restructured loans represent loans renegotiated at concessionary terms including reduction or deferral of interest or principal and waiver of the claims for the purpose of business reconstruction or support for the borrower, excluding loans to bankrupt borrowers, non-accrual delinquent loans and loans past due for 3 months or more.

6.	The total amount of loans to bankrupt borrowers, non-accrual delinquent loans, loans past due for 3 months or more and restructured loans was ¥1,944,467 million.

The amounts provided in Notes 3 to 6 represent gross amounts before the deduction of allowances for credit losses.

7.	Bills discounted were accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. MUFG’s banking subsidiaries and trust banking subsidiaries have rights to sell or pledge bank acceptances bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value of these bills was ¥969,002 million.

Mitsubishi UFJ Financial Group, Inc.

8.	Assets pledged as collateral were as follows:

Cash and due from banks:	¥1,300 million
Trading assets:	¥206,705 million
Securities:	¥4,076,856 million
Loans and bills discounted:	¥4,973,230 million
Other assets:	¥156,749 million
Tangible fixed assets	¥26,869 million

Liabilities related to pledged assets were as follows:

Deposits:	¥220,756 million
Call money and bills sold:	¥530,000 million
Trading liabilities:	¥77,503 million
Borrowed money:	¥7,636,932 million
Bonds payable:	¥27,732 million
Other liabilities:	¥51,726 million
Acceptances and guarantees:	¥244 million

In addition to the items listed above, ¥1,852 million of cash and due from banks, ¥275,110 million of monetary claims bought, ¥113,840 million of trading assets, ¥10,799,859 million of securities, and ¥7,368,852 million of loans and bills discounted were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts of futures and other transactions. ¥4,662,741 million of trading assets and ¥9,166,316 million of securities were sold under repurchase agreements or loaned under secured lending transactions with cash collateral. Payables corresponding to the assets sold or loaned under repurchase agreements and under securities lending transactions were ¥10,574,670 million and ¥3,652,575 million, respectively.

Bills rediscounted were accounted for as financial transactions in accordance with Industry Audit Committee Report No. 24. The total face value of bills of exchange rediscounted was ¥7,203 million.

9.	Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts. The total amount of the unused portion of these facilities was ¥72,131,464 million.

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses which allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

Mitsubishi UFJ Financial Group, Inc.

10.	In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess which were recognized as “Deferred tax liabilities for land revaluation”, is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries	March 31, 1998

Domestic consolidated trust banking subsidiaries	March 31, 1998, December 31, 2001 and March 31, 2002

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value which is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

The difference between the fair value of land used for business operations revaluated in accordance with Article 10 of the law as of the end of the current fiscal year and the book value of such land following the revaluation was ¥57,845 million.

In addition, some of our affiliates that were accounted under equity method did the revaluation for land used for business operations on March 31, 2002.

11.	Accumulated depreciation on tangible fixed assets: ¥1,166,955 million.

12.	Deferred gains on tangible fixed assets deducted for tax purposes: ¥94,730 million.

13.	Borrowed money included ¥763,300 million of subordinated borrowings.

14.	Bonds payable included ¥2,627,488 million of subordinated bonds.

15.	Goodwill and negative goodwill recognized on or before March 31, 2010 were netted and presented in “Goodwill”. The balances of goodwill and negative goodwill before netting were as follows:

Goodwill:	¥493,602 million
Negative goodwill:	¥24,271 million

Balance after net out:	¥469,331 million

16.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed, was ¥1,007,608 million.

17.	With regard to bonds and other securities in “Securities”, guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) were ¥1,083,266 million.

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Income)

1.	“Other ordinary income” included ¥53,169 million of gains on sales of equity securities, ¥52,004 million of equity in gains (losses) of the equity method investees, ¥30,967 million of leasing fees relating to the consolidated leasing subsidiaries.

2.	“Other ordinary expenses” included ¥130,448 million of write-offs of loans, ¥87,357 million of write-offs of equity securities, ¥46,767 million of provision for reserve for contingent losses.

3.	“Amortization of goodwill” was recorded in accordance with the provisions in Paragraph 32 of JICPA Accounting Committee Report No. 7 “Practical Guidelines on the Capital Consolidation Procedure in Consolidated Financial Statements” (May 12, 1998).

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Changes in Net Assets)

1.	Detailed Information regarding Outstanding Shares

	(Thousand shares)
	Number of shares as of April 1, 2012	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2013	Notes
Outstanding shares
Common stock	14,154,534	4,051	—	14,158,585	(1)
First series of class 5 preferred stock	156,000	—	—	156,000
Class 11 preferred stock	1	—	—	1
Total	14,310,535	4,051	—	14,314,586
Treasury stock
Common stock	9,553	56	6,199	3,411	(2)
Total	9,553	56	6,199	3,411

(1)	Increase in the number of common stocks by 4,051 thousand shares was due to the exercise of stock options.
(2)	Increase in the number of common stocks held in treasury by 56 thousand shares was mainly due to repurchase of stocks in response to requests made by shareholders holding shares constituting less than a unit and an increase in the number of shares held by affiliates accounted for under the equity method. Decrease in the number of common stocks held in treasury by 6,199 thousand shares was mainly due to sale of stocks in response to requests made by shareholders holding shares constituting less than a unit, sale of stocks by consolidated subsidiaries and a decrease in the number of shares held by affiliates accounted for under the equity method.

2.	Information regarding Subscription Rights to Shares and Own Share Subscription Rights to Stock

Issuer	Type of Subscription rights to shares	Type of stock to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2013 (in millions of yen)
			As of April 1, 2012	Increase	Decrease	As of March 31, 2013
MUFG	Subscription rights to shares (Own share subscription rights to stock)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock options	—					8,884
Consolidated subsidiaries (Own share subscription rights to stock)		—					— (—)
Total		—					8,884 (—)

Mitsubishi UFJ Financial Group, Inc.

3.	Detailed Information regarding Cash Dividends

(A)	Dividends Paid in the Fiscal Year Ended March 31, 2013

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 28, 2012	Common stock	84,926	6	March 31, 2012	June 28 , 2012
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65
Board of directors meeting on November 14, 2012	Common stock	84,950	6	September 30, 2012	December 7, 2012
	First series of class 5 preferred stock	8,970	57.5
	Class 11 preferred stock	0	2.65

The total amount of dividends above includes ¥157 million paid to consolidated subsidiaries.

(B)	Dividends with Record Dates on or before March 31, 2013 and Effective Dates after March 31, 2013

The following matters relating to dividends are planned to be submitted to shareholder vote at the Annual General Meeting of Shareholders scheduled to be held on June 27, 2013.

Date of approval (scheduled)	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (¥)	Dividend record date	Effective date
General meeting of shareholders on June 27, 2013	Common stock	99,109	Retained earnings	7	March 31, 2013	June 27, 2013
	First series of class 5 preferred stock	8,970		57.5
	Class 11 preferred stock	0		2.65

Mitsubishi UFJ Financial Group, Inc.

(Consolidated Statements of Cash Flows)

The difference between “cash and cash equivalents” and items presented on the consolidated balance sheet

As of March 31, 2013

Cash and due from banks on the consolidated balance sheet:	¥11,457,999 million
Time deposits and negotiable certificates of deposit in other banks:	¥(6,176,960 million	)

Cash and cash equivalents:	¥5,281,038 million

Mitsubishi UFJ Financial Group, Inc.

(Financial Instruments)

Disclosure on the Fair Value, etc. of Financial Instruments

(1)	The following table summarizes the amount stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2013 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value is extremely difficult to determine.

	(in millions of yen)
	Amount on consolidated balance sheet	Fair value	Difference
(1) Cash and due from banks	11,457,999	11,457,999	—
(2) Call loans and bills bought	580,906	580,906	—
(3) Receivables under resale agreements	5,635,326	5,635,326	—
(4) Receivables under securities borrowing transactions	2,589,171	2,589,171	—
(5) Monetary claims bought (*1)	3,365,787	3,417,172	51,385
(6) Trading assets	8,048,803	8,048,803	—
(7) Money held in trust	501,934	501,934	—
(8) Securities
Debt securities being held to maturity	721,996	724,245	2,248
Other securities	76,540,816	76,540,816	—
(9) Loans and bills discounted	91,299,557
Allowance for credit losses (*1)	(898,835)

	90,400,722	91,861,557	1,460,835

(10) Foreign exchanges (*1)	1,499,694	1,499,694	—

Total assets	201,343,160	202,857,629	1,514,469

(1) Deposits	131,697,096	131,723,286	26,189
(2) Negotiable certificates of deposit	14,855,049	14,860,430	5,381
(3) Call money and bills sold	3,980,493	3,980,493	—
(4) Payables under repurchase agreements	15,886,923	15,886,923	—
(5) Payables under securities lending transactions	4,027,390	4,027,390	—
(6) Commercial papers	1,048,856	1,048,856	—
(7) Trading liabilities	2,768,490	2,768,490	—
(8) Borrowed money	10,758,136	10,820,162	62,026
(9) Foreign exchanges	859,469	859,469	—
(10) Short-term bonds payable	462,161	462,161	—
(11) Bonds payable	6,114,578	6,254,598	140,020
(12) Due to trust accounts	1,503,215	1,503,215	—

Total liabilities	193,961,862	194,195,480	233,618

Derivative transactions (*2)
Activities not qualifying for hedges	291,502	291,502	—
Activities qualifying for hedges	(299,471)	(299,471)	—

Total derivative transactions	(7,968)	(7,968)	—

(*1)	General and specific reserves for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of reserve for credit losses corresponding to these items is insignificant.
(*2)	Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis, and liabilities are shown in parentheses.

Mitsubishi UFJ Financial Group, Inc.

(2)	The following table summarizes financial instruments on consolidated balance sheets whose fair value is extremely difficult to estimate. These securities are not included in the amount presented under the line item “Assets – (8) Other securities” in the table summarizing fair value of financial instruments.

(in millions of yen)
Category	Carrying amount
(1) Non-listed equity securities (*1) (*2)	363,341
(2) Investments in partnerships, etc. (*2) (*3)	146,813
(3) Others (*2)	1,285
Total	511,440

(*1)	Non-listed equity securities do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥11,240 million was recorded in the current fiscal year.
(*3)	Investments in partnerships, etc. mainly include silent partnerships and investment partnerships, etc., and they do not carry quoted market prices. Since it is extremely difficult to estimate the fair value of these securities, their fair value is not disclosed.

Mitsubishi UFJ Financial Group, Inc.

(Securities)

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets”, negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates of commodities investment trusts in “Monetary claims bought” and others.

1. Trading Securities (as of March 31, 2013)

(in millions of yen)
Net unrealized gains (losses) recorded on the consolidated statement of income during the current fiscal year
Trading securities	14,477

2.	Debt Securities Being Held to Maturity (as of March 31, 2013)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Fair value	Difference
Securities of which the fair value exceeds the amount recorded on consolidated balance sheet	Securities	233,985	235,878	1,893
	Government bonds	229,940	231,813	1,872
	Municipal bonds	—	—	—
	Corporate bonds	4,044	4,065	20
	Other Securities	1,798,656	1,853,786	55,130
	Foreign bonds	392,014	395,759	3,745
	Other	1,406,641	1,458,027	51,385
	Subtotal	2,032,641	2,089,665	57,023
Securities of which the fair value does not exceed the amount recorded on consolidated balance sheet	Securities	—	—	—
	Government bonds	—	—	—
	Municipal bonds	—	—	—
	Corporate bonds	—	—	—
	Other Securities	147,458	144,068	(3,390)
	Foreign bonds	95,997	92,607	(3,390)
	Other	51,461	51,461	—
	Subtotal	147,458	144,068	(3,390)
Total		2,180,100	2,233,734	53,633

Mitsubishi UFJ Financial Group, Inc.

3. Other Securities (as of March 31, 2013)

	(in millions of yen)
	Type of securities	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities of which the fair value exceeds the acquisition cost	Domestic equity securities	3,162,256	1,971,230	1,191,026
	Domestic bonds	44,285,662	43,907,990	377,671
	Government bonds	41,530,939	41,227,064	303,875
	Municipal bonds	210,760	201,807	8,953
	Corporate bonds	2,543,962	2,479,119	64,842
	Other Securities	17,840,020	17,296,009	544,011
	Foreign equity securities	208,712	114,023	94,689
	Foreign bonds	15,795,928	15,468,642	327,286
	Other	1,835,379	1,713,342	122,036
	Subtotal	65,287,939	63,175,230	2,112,709
Securities of which the fair value does not exceed the acquisition cost	Domestic equity securities	734,329	879,325	(144,995)
	Domestic bonds	7,187,342	7,193,473	(6,131)
	Government bonds	6,947,055	6,947,816	(761)
	Municipal bonds	1,485	1,490	(4)
	Corporate bonds	238,800	244,166	(5,366)
	Other Securities	3,882,248	3,958,692	(76,444)
	Foreign equity securities	409	479	(69)
	Foreign bonds	2,585,529	2,607,586	(22,057)
	Other	1,296,308	1,350,626	(54,317)
	Subtotal	11,803,920	12,031,491	(227,571)
Total		77,091,859	75,206,721	1,885,138

(Note)	The total difference amount shown in the table above includes ¥11,274 million revaluation gains of securities with embedded derivatives.

Mitsubishi UFJ Financial Group, Inc.

4.	Other Securities Sold during the Fiscal Year (from April 1, 2012 to March 31, 2013)

	(in millions of yen)
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	389,312	49,462	15,358
Domestic bonds	117,374,682	195,128	20,189
Government bonds	116,990,573	188,770	19,783
Municipal bonds	91,671	334	106
Corporate bonds	292,438	6,023	299
Other Securities	32,251,094	271,410	87,761
Foreign equity securities	51,512	2,478	1,300
Foreign bonds	31,978,490	264,461	83,319
Other	221,091	4,471	3,141
Total	150,015,089	516,000	123,310

5.	Change in Classification of Securities by Purpose of Holding

(1)	In the current fiscal year, classification of bonds for the value of ¥47,566 million held by domestic consolidated trust banking subsidiaries was changed from “Being held to maturity” category to “Other securities” following a significant deterioration of creditworthiness of the bond issuers.

(2)	In the current fiscal year, classification of securitized products for the value of ¥96,319 million held by some of foreign subsidiaries closing accounts at the end of December, which had previously been classified as “Debt securities being held to maturity”, was changed to “Other securities” in accordance with the U.S. Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 320 “Investments—Debt and Equity Securities”.

This change was conducted based on the judgment that it would be more appropriate to reclassify securitized products as “Other securities” since the subsidiaries no longer had intention to hold them to maturity as a result of a change in the risk weight used to calculate capital adequacy ratio and others.

As a result, “Other securities and net unrealized gains (losses)” on “Other securities” increased ¥118,082 million and ¥12,939 million, respectively.

(3)	In the current fiscal year, classification of securitized products held by some of foreign subsidiaries closing accounts at the end of December, which had previously been classified as “Other securities”, was changed to “Debt securities being held to maturity” at fair value (¥13,416 million) in accordance with ASC 320 “Investments—Debt and Equity Securities”.

This change was conducted based on the judgment that it would be more appropriate to reclassify securitized products as “Debt securities being held to maturity” since the subsidiaries had capability as well as intention to hold them to maturity.

Other securities changed to debt securities being held to maturity (as of March 31, 2013)

	(in millions of yen)
	Fair value	Amount on consolidated balance sheet	Amount of net unrealized gains (losses) on other securities recorded on consolidated balance sheet
Foreign bonds	11,473	11,344	395

Mitsubishi UFJ Financial Group, Inc.

6.	Securities Incurred Impairment Losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain other securities of which fair value is extremely difficult to determine) are subject to write-downs when their fair value has impaired considerably and it is not probable that the value will recover to the acquisition cost as of the end of the current fiscal year. In such case, the fair value is recorded on the consolidated balance sheet and the difference between fair value and acquisition cost is recognized as losses for the fiscal year (referred to as “impairment losses”).

For the current fiscal year, impairment losses were ¥87,224 million consisting of ¥75,764 million of impairment losses on equity securities and ¥11,460 million of impairment losses on bonds and other securities in which securities whose fair value was extremely difficult to estimate were included.

“Considerable decline in fair value” was determined based on the classification of issuers in accordance with the internal standards for self-assessment of asset quality as follows:

Bankrupt, Substantially bankrupt or Potentially bankrupt issuers:

Fair value is lower than acquisition cost.

Issuers requiring close monitoring:

Fair value has declined 30% or more from acquisition cost.

Other issuers:

Fair value has declined 50% or more from acquisition cost.

“Bankrupt issuer” means an issuer who has entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Substantially bankrupt issuer” means an issuer who is not legally or formally bankrupt but is regarded as substantially in a similar condition. “Potentially bankrupt issuer” means an issuer who is not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuer requiring close monitoring” means an issuer who is financially weak and under close monitoring conducted by MUFG’s subsidiaries. “Other issuer” means an issuer who does not correspond to either of the four categories of issuers mentioned above.

Mitsubishi UFJ Financial Group, Inc.

(Money Held in Trust)

1.	Money Held in Trust for Trading Purpose (as of March 31, 2013)

	(in millions of yen)
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income during this period
Money held in trust for trading purpose	69,168	131

2.	Money Held in Trust Being Held to Maturity (as of March 31, 2013): None

3.	Money Held in Trust not for Trading Purpose or Being Held to Maturity (as of March 31, 2013)

	(in millions of yen)
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a)-(b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	432,766	432,271	495	495	—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” are showing the breakdown of the difference between (a) and (b).

(Net Unrealized Gains (Losses) on Other Securities)

Detailed information regarding net unrealized gains (losses) on other securities (as of March 31, 2013)

(in millions of yen)
Net unrealized gains (losses) on other securities	1,823,675
Other securities	1,878,856
Money held in trust not for trading purpose or being held to maturity	495
Reclassification from “Other securities” to “Debt securities being held to maturity”	(55,675)
Deferred tax liabilities	(628,829)
Net unrealized gains (losses) on other securities, net of deferred tax liabilities (before MUFG’s ownership share of affiliates’ unrealized gains (losses) adjustments)	1,194,846
Minority interests	11,834
MUFG’s ownership share of affiliates’ unrealized gains (losses) on other securities	1,283
Total	1,207,963

(Notes)

(1)    “Net unrealized gains (losses) on other securities” shown in the above table excluded ¥11,274 million revaluation gains of securities with embedded derivatives, which were recorded in current earnings.

(2) “Net unrealized gains (losses) on other securities” shown in the above table included ¥4,963 million of unrealized gains on securities in investment limited partnerships.

Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information regarding the Amounts of Ordinary Income, Ordinary Profits (Losses), Assets and other items by Segment

For the Fiscal Year Ended March 31, 2013

	(in millions of yen)
	The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mitsubishi UFJ Trust and Banking Corporation	Mitsubishi UFJ Securities Holdings Co., Ltd.	Consumer Finance Subsidiaries	Others	Total	Adjustments	Amount recorded in the consolidated financial statements
Ordinary income	3,419,307	618,137	395,605	465,119	305,884	5,204,054	(440,829)	4,763,225
Interest income	1,906,599	215,539	38,968	205,956	279,566	2,646,630	(309,673)	2,336,956
Investment gains on equity method	15,665	6,354	24,221	88	—	46,328	5,675	52,004
Amortization of negative goodwill	—	—	—	—	—	—	1,591	1,591
Ordinary income from customers	3,330,792	603,408	363,522	449,127	16,373	4,763,225	—	4,763,225
Ordinary income from internal transactions	88,514	14,729	32,082	15,991	289,510	440,829	(440,829)	—

Segment income (loss)	673,514	127,060	46,946	52,484	248,106	1,148,113	(295,490)	852,623

Segment assets	181,625,557	29,589,757	26,501,873	3,946,647	12,219,740	253,883,576	(19,384,874)	234,498,701

Other items
Depreciation	170,397	36,736	14,265	18,957	1,209	241,566	4,265	245,832
Amortization of goodwill	14,867	216	243	1,807	—	17,134	13,252	30,387
Interest expenses	402,939	69,221	42,877	29,425	30,781	575,245	(55,064)	520,180
Investment losses on equity method	—	—	—	44	—	44	(44)	—
Extraordinary gains	16,472	51,017	457	3,310	454	71,711	(1,365)	70,346
Gains on negative goodwill	—	—	—	339	—	339	—	339
Extraordinary losses	14,487	14,037	3,568	385	2,120	34,599	26,133	60,733
Impairment losses on fixed assets	5,142	3,329	1,420	176	—	10,069	—	10,069
Income tax expenses	339,242	56,379	2,916	(722)	787	398,603	(2,816)	395,787
Unamortized balance of goodwill	258,874	3,881	19,249	11,979	—	293,984	175,346	469,331
Investment to companies accounted for under the equity method	177,408	109,243	287,247	189	811,482	1,385,571	385,121	1,770,692
Increases in tangible and intangible fixed assets	245,324	19,608	11,465	23,455	2,123	301,976	—	301,976

(Notes)	(1)	Ordinary income, interest income and interest expenses are presented, respectively, in lieu of net sales, interest on deposits and interest on borrowings of the companies in non-banking industries.
	(2)	“Others” includes MUFG.
	(3)	Segment income for “Others” includes ¥220,034 million of dividends from MUFG’s subsidiaries and affiliates.
	(4)	Interest income adjustments include elimination of the dividends from affiliates recorded by MUFG.
	(5)	Segment income adjustments include minus ¥292,589 million elimination of internal transactions, as well as minus ¥2,900 million comprising investment gains (losses) on equity method, amortization of goodwill and negative goodwill, tax expenses, and minority interests gains (losses) that are not attributable to specific segments.
	(6)	Segment assets adjustments are primarily elimination of assets and liabilities between segments.
	(7)	Adjustments for amortization of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
	(8)	Adjustments for extraordinary gains and losses include loss on change in equity.
	(9)	Adjustments for unamortized balance of goodwill are primarily those concerning consumer finance subsidiaries and Mitsubishi UFJ Securities Holdings Co., Ltd.
	(10)	Segment income is reconciled to net income in the consolidated statement of income.

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

1. Basis for Computing Total Net Assets per Common Share

		As of March 31, 2012	As of March 31, 2013
Total net assets per common share		¥678.24	¥800.95
(Basis for Computing)
Total net assets	million yen	11,675,784	13,519,655
Amounts not attributable to common shareholders	million yen	2,081,991	2,182,008
Preferred stock	million yen	390,001	390,001
Total dividends on preferred stock	million yen	9,235	8,970
Subscription rights to shares	million yen	7,933	8,884
Minority interests	million yen	1,674,821	1,774,153
Net assets attributable to common shareholders at the end of the fiscal period	million yen	9,593,793	11,337,646
Number of common shares outstanding at the end of the fiscal period (excluding treasury shares)	thousand shares	14,144,980	14,155,174

2. Basis for Computing Net Income per Common Share and Diluted Net Income per Common Share

		For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
(1) Net income per common share		¥68.09	¥58.99
(Basis for Computing)
Net income	million yen	981,331	852,623
Amounts not attributable to common shareholders	million yen	18,205	17,940
Total dividends on preferred stock	million yen	18,205	17,940
Net income attributable to common shares	million yen	963,125	834,683
Average number of common shares outstanding for the fiscal period	thousand shares	14,144,183	14,148,999
(2) Diluted net income per common share		¥67.93	¥58.88
(Basis for Computing)
Adjustments in net income	million yen	(1,061)	(224)
Total dividends on preferred stock	million yen	0	0
Adjustments made to reflect convertible securities of subsidiaries and others	million yen	(1,061)	(224)
Common share equivalent	thousand shares	16,684	21,020
Preferred shares	thousand shares	1	1
Subscription rights to shares	thousand shares	16,683	21,018

Convertible securities not diluting earnings per common share

Subscription rights to shares of subsidiaries:

kabu.com Securities Co., Ltd.

1 type: 790 units

Subscription rights to shares of affiliates accounted for under the equity method:

Morgan Stanley

56 million units

			Subscription rights to shares of affiliates accounted for under the equity method: Morgan Stanley 50 million units

Mitsubishi UFJ Financial Group, Inc.

5.  Non-consolidated Financial Statements

(1)	Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Current assets:
Cash and due from banks	10,631	14,502
Securities	121,800	112,800
Prepaid expenses	170	20
Others	57,036	47,992

Total current assets	189,638	175,316

Fixed assets:
Tangible fixed assets:
Buildings	8	8
Equipment and furniture	78	107
Lease assets	12	3

Total tangible fixed assets	99	120

Intangible fixed assets:
Trademarks	19	14
Software	3,055	3,365
Lease assets	14	59
Others	1	1

Total intangible fixed assets	3,091	3,440

Investments and other assets:
Investments in subsidiaries and affiliates	10,725,815	10,706,842
Others	312	449

Total investments and other assets	10,726,127	10,707,291

Total fixed assets	10,729,318	10,710,851

Total assets	10,918,957	10,886,168

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Liabilities:
Current liabilities:
Short-term borrowings	1,849,071	1,873,335
Lease liabilities	12	18
Accounts payable	2,048	2,530
Accrued expenses	4,561	3,145
Income taxes payable	112	3
Deposits received	135	131
Reserve for bonuses	352	372
Reserve for bonuses to directors	51	59
Others	0	0

Total current liabilities	1,856,345	1,879,598

Fixed liabilities:
Bonds payable	380,500	380,500
Long-term borrowings from subsidiaries and affiliates	3,402	3,607
Lease liabilities	16	40
Deferred tax liabilities	10,783	7,525
Others	86	42

Total fixed liabilities	394,788	391,716

Total liabilities	2,251,134	2,271,314

Net assets:
Shareholders’ equity:
Capital stock	2,138,487	2,139,378
Capital surplus:
Capital reserve	2,138,503	2,139,392
Other capital surplus	1,860,006	1,860,006

Total capital surplus	3,998,509	3,999,398

Retained earnings:
Other retained earnings:
Other reserve	150,000	150,000
Earned surplus brought forward	2,367,003	2,367,278

Total retained earnings	2,517,003	2,517,278

Treasury stock	(46)	(61)

Total shareholders’ equity	8,653,954	8,655,995

Valuation and translation adjustments:
Net deferred gains (losses) on hedging instruments	5,935	(50,026)

Total valuation and translation adjustments	5,935	(50,026)

Subscription rights to shares	7,933	8,884

Total net assets	8,667,823	8,614,853

Total liabilities and net assets	10,918,957	10,886,168

Mitsubishi UFJ Financial Group, Inc.

(2)	Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Operating income:
Dividends	255,406	204,510
Management fees from subsidiaries and affiliates	16,708	17,154

Total operating income	272,114	221,664

Operating expenses:
General and administrative expenses	15,083	16,459

Total operating expenses	15,083	16,459

Operating profits	257,031	205,204

Non-operating income:
Interest on deposits	0	0
Interest on securities	99	77
Dividends	15,524	15,524
Others	320	179

Total non-operating income	15,943	15,780

Non-operating expenses:
Interest on borrowings	22,295	14,946
Interest on bonds payable	15,610	15,555
Others	228	130

Total non-operating expenses	38,134	30,632

Ordinary profits	234,840	190,353

Extraordinary gains:
Gains on sales of investments in subsidiaries and affiliates	5,388	—
Gains on liquidation of subsidiaries	—	454

Total extraordinary gains	5,388	454

Extraordinary losses:
Losses on retirement of fixed assets	127	3
Losses on sales of investments in subsidiaries and affiliates	—	2,104

Total extraordinary losses	127	2,107

Income before income taxes	240,101	188,699

Income taxes-current	424	577
Income taxes-deferred	1,239	29

Total taxes	1,664	606

Net income	238,437	188,092

Mitsubishi UFJ Financial Group, Inc.

(3)	Non-consolidated Statements of Changes in Net Assets

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Shareholders’ equity
Capital stock
Balance at the beginning of the period	2,137,476	2,138,487
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,011	891

Total changes during the period	1,011	891

Balance at the end of the period	2,138,487	2,139,378

Capital surplus
Capital reserve
Balance at the beginning of the period	2,137,493	2,138,503
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	1,009	889

Total changes during the period	1,009	889

Balance at the end of the period	2,138,503	2,139,392

Other capital surplus
Balance at the beginning of the period	1,860,006	1,860,006
Changes during the period
Disposition of treasury stock	(0)	(0)

Total changes during the period	(0)	(0)

Balance at the end of the period	1,860,006	1,860,006

Retained earnings
Other retained earnings
Other reserve
Balance at the beginning of the period	150,000	150,000

Balance at the end of the period	150,000	150,000

Earned surplus brought forward
Balance at the beginning of the period	2,316,337	2,367,003
Changes during the period
Dividends from retained earnings	(187,771)	(187,817)
Net income	238,437	188,092

Total changes during the period	50,665	275

Balance at the end of the period	2,367,003	2,367,278

Treasury stock
Balance at the beginning of the period	(37)	(46)
Changes during the period
Repurchase of treasury stock	(12)	(15)
Disposition of treasury stock	3	1

Total changes during the period	(9)	(14)

Balance at the end of the period	(46)	(61)

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Total shareholders’ equity
Balance at the beginning of the period	8,601,276	8,653,954
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,021	1,780
Dividends from retained earnings	(187,771)	(187,817)
Net income	238,437	188,092
Repurchase of treasury stock	(12)	(15)
Disposition of treasury stock	2	1

Total changes during the period	52,677	2,041

Balance at the end of the period	8,653,954	8,655,995

Valuation and translation adjustments
Net unrealized gains (losses) on other securities
Balance at the beginning of the period	4,257	—
Changes during the period
Net changes of items other than shareholders’ equity	(4,257)	—

Total changes during the period	(4,257)	—

Balance at the end of the period	—	—

Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	—	5,935
Changes during the period
Net changes of items other than shareholders’ equity	5,935	(55,961)

Total changes during the period	5,935	(55,961)

Balance at the end of the period	5,935	(50,026)

Subscription rights to shares
Balance at the beginning of the period	7,188	7,933
Changes during the period
Net changes of items other than shareholders’ equity	745	950

Total changes during the period	745	950

Balance at the end of the period	7,933	8,884

Total net assets
Balance at the beginning of the period	8,612,722	8,667,823
Changes during the period
Issuance of new shares-exercise of subscription rights to shares	2,021	1,780
Dividends from retained earnings	(187,771)	(187,817)
Net income	238,437	188,092
Repurchase of treasury stock	(12)	(15)
Disposition of treasury stock	2	1
Net changes of items other than shareholders’ equity	2,423	(55,010)

Total changes during the period	55,100	(52,969)

Balance at the end of the period	8,667,823	8,614,853

Mitsubishi UFJ Financial Group, Inc.

Notes on Going-Concern Assumption

Not applicable

6. Other

(1)	Changes of Directors and Corporate Auditors

Please refer to “Changes of Directors” posted on May 15, 2013 with regard to the changes of directors.

Selected Financial Information

under Japanese GAAP

For the fiscal year Ended March 31, 2013

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BTMU and MUTB Combined ]*2*3*4 [ BTMU Consolidated ][ BTMU Non-consolidated ] [ MUTB Consolidated ][ MUTB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ BTMU and MUTB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BTMU Consolidated ] [ MUTB Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	13

7. Risk-Monitored Loans	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	14

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)	[ BTMU and MUTB Combined including Trust Account ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Account ]	18

9. Progress in Disposition of Problem Assets	[ BTMU Non-consolidated ] [ MUTB Non-consolidated including Trust Account ]	23

10. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BTMU and MUTB Combined including Trust Accounts ] [ BTMU Non-consolidated ][ MUTB Non-consolidated ] [ MUTB Non-consolidated : Trust Accounts ]	25

11. Overseas Loans	[ BTMU and MUTB Combined ]	29

12. Loans and Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	30

13. Domestic Deposits	[ BTMU and MUTB Combined ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	31

14. Status of Deferred Tax Assets	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	32

15. Retirement Benefits	[ MUFG Consolidated ] [ BTMU Non-consolidated ] [ MUTB Non-consolidated ]	34

(References)

1. Exposure to “Securitized Products and Related Investments”		37

2. Financial Statements	[ BTMU Non-consolidated ][ MUTB Non-consolidated ]	39

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	3,634,205	3,502,047	132,158
Gross profits before credit costs for trust accounts	3,634,226	3,502,047	132,179
Net interest income	1,816,899	1,840,593	(23,694)
Trust fees	95,124	96,958	(1,834)
Credit costs for trust accounts (1)	(20)	—	(20)
Net fees and commissions	1,042,251	964,202	78,049
Net trading profits	288,214	225,588	62,626
Net other business profits	391,715	374,703	17,011
Net gains (losses) on debt securities	336,747	270,388	66,359
General and administrative expenses	2,095,016	1,994,594	100,421
Amortization of goodwill	30,387	29,371	1,016
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,569,597	1,536,823	32,773
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,539,210	1,507,452	31,757
Provision for general allowance for credit losses (2)	15,232	20,770	(5,538)
Net business profits*	1,554,421	1,528,222	26,198
Net non-recurring gains (losses)	(210,245)	(56,231)	(154,014)
Credit costs (3)	(181,620)	(278,275)	96,654
Losses on loan write-offs	(130,448)	(183,189)	52,740
Provision for specific allowance for credit losses	(48,635)	(95,256)	46,620
Other credit costs	(2,535)	170	(2,706)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	—	3,287	(3,287)
Gains on loans written-off (6)	50,752	60,750	(9,997)
Net gains (losses) on equity securities	(53,660)	(88,685)	35,025
Gains on sales of equity securities	53,169	56,410	(3,241)
Losses on sales of equity securities	(19,471)	(65,844)	46,372
Losses on write-down of equity securities	(87,357)	(79,251)	(8,105)
Profits (losses) from investments in affiliates	52,004	377,515	(325,511)
Other non-recurring gains (losses)	(77,722)	(130,824)	53,101

Ordinary profits	1,344,176	1,471,991	(127,815)

Net extraordinary gains (losses)	9,613	(23,867)	33,480
Losses on impairment of fixed assets	(10,069)	(22,114)	12,044
Gains on transfer of benefit obligation relating to employees’ pension fund	50,615	—	50,615
Losses on return of assets from retirement benefits trust	(8,293)	—	(8,293)
Losses on change in equity	(23,285)	—	(23,285)
Income before income taxes and others	1,353,789	1,448,124	(94,334)
Income taxes-current	197,641	239,236	(41,595)
Income taxes-deferred	198,145	137,258	60,887
Total taxes	395,787	376,494	19,292
Income before minority interests	958,002	1,071,629	(113,626)
Minority interests	105,378	90,297	15,081

Net income	852,623	981,331	(128,708)

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(115,656)	(193,466)	77,810

Number of consolidated subsidiaries	220	224	(4)
Number of affiliated companies accounted for under the equity method	61	59	2

1

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	2,397,734	2,362,083	35,651
Gross profits before credit costs for trust accounts	2,397,755	2,362,083	35,672
Net interest income	1,325,422	1,360,027	(34,605)
Trust fees	70,634	73,129	(2,494)
Credit costs for trust accounts (1)	(20)	—	(20)
Net fees and commissions	511,699	470,211	41,487
Net trading profits	141,122	122,611	18,511
Net other business profits	348,855	336,103	12,752
Net gains (losses) on debt securities	322,390	265,139	57,251
General and administrative expenses	1,233,902	1,191,080	42,822
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,163,852	1,171,002	(7,149)
Provision for general allowance for credit losses (2)	9,959	(10,385)	20,345
Net business profits	1,173,791	1,160,616	13,174
Net non-recurring gains (losses)	(176,502)	(307,189)	130,687
Credit costs (3)	(100,449)	(161,377)	60,928
Losses on loan write-offs	(52,241)	(77,146)	24,904
Provision for specific allowance for credit losses	(44,474)	(82,800)	38,325
Other credit costs	(3,733)	(1,431)	(2,302)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	691	—	691
Gains on loans written-off (6)	24,495	37,234	(12,738)
Net gains (losses) on equity securities	(57,049)	(108,417)	51,368
Gains on sales of equity securities	42,471	42,737	(265)
Losses on sales of equity securities	(19,718)	(66,333)	46,615
Losses on write-down of equity securities	(79,802)	(84,821)	5,018
Other non-recurring gains (losses)	(44,190)	(74,628)	30,437

Ordinary profits	997,288	853,426	143,861

Net extraordinary gains (losses)	53,723	(326)	54,049
Net gains (losses) on disposition of fixed assets	(7,732)	602	(8,334)
Losses on impairment of fixed assets	(7,664)	(9,839)	2,175
Gains on liquidation of subsidiaries	5,741	—	5,741
Gains on sales of equity securities of affiliates	21,375	7,713	13,661
Gains on transfer of benefit obligation relating to employees’ pension fund	50,615	—	50,615
Losses on return of assets from retirement benefits trust	(8,293)	—	(8,293)
Income before income taxes	1,051,012	853,100	197,911
Income taxes-current	141,288	187,650	(46,362)
Income taxes-deferred	199,443	120,547	78,895
Total taxes	340,731	308,198	32,532

Net income	710,280	544,902	165,378

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(65,324)	(134,529)	69,205

2

Mitsubishi UFJ Financial Group, Inc.

BTMU Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	2,571,795	2,504,366	67,428
Net interest income	1,503,763	1,496,541	7,221
Trust fees	10,276	10,296	(19)
Net fees and commissions	561,049	516,662	44,387
Net trading profits	142,756	126,762	15,993
Net other business profits	353,948	354,102	(154)
Net gains (losses) on debt securities	304,917	256,587	48,330
General and administrative expenses	1,375,435	1,294,952	80,482
Amortization of goodwill	14,867	14,344	523
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,211,227	1,223,758	(12,531)
Net business profits before provision for general allowance for credit losses	1,196,359	1,209,413	(13,054)
Provision for general allowance for credit losses (1)	6,554	3,213	3,341
Net business profits*	1,202,914	1,212,627	(9,712)
Net non-recurring gains (losses)	(131,985)	(280,917)	148,932
Credit costs (2)	(109,634)	(183,333)	73,698
Losses on loan write-offs	(72,737)	(106,060)	33,322
Provision for specific allowance for credit losses	(34,194)	(77,360)	43,165
Other credit costs	(2,702)	87	(2,789)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	4,763	(4,763)
Gains on loans written-off (5)	34,260	44,892	(10,632)
Net gains (losses) on equity securities	(60,762)	(93,950)	33,187
Gains on sales of equity securities	20,917	35,234	(14,317)
Losses on sales of equity securities	(10,797)	(61,832)	51,035
Losses on write-down of equity securities	(70,882)	(67,352)	(3,530)
Profits (losses) from investments in affiliates	15,665	6,312	9,352
Other non-recurring gains (losses)	(11,513)	(59,602)	48,089

Ordinary profits	1,070,928	931,709	139,219

Net extraordinary gains (losses)	1,984	(13,650)	15,634
Net gains (losses) on disposition of fixed assets	(3,653)	(2,978)	(674)
Losses on impairment of fixed assets	(5,142)	(18,211)	13,068
Gains on sales of equity securities of affiliates	12,047	7,713	4,333
Income before income taxes and others	1,072,913	918,059	154,854
Income taxes-current	143,588	191,214	(47,626)
Income taxes-deferred	195,654	124,462	71,192
Total taxes	339,242	315,677	23,565
Income before minority interests	733,670	602,382	131,288
Minority interests	60,156	58,058	2,098

Net income	673,514	544,324	129,190

Note:

*       Net business profits = Net business profits of BTMU + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(68,819)	(130,463)	61,643

Number of consolidated subsidiaries	144	133	11
Number of affiliated companies accounted for under the equity method	57	53	4

3

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	2,052,729	2,030,988	21,740
Domestic gross profits	1,190,179	1,225,953	(35,774)
Net interest income	789,593	865,373	(75,780)
Net fees and commissions	251,738	236,110	15,628
Net trading profits	7,383	7,048	334
Net other business profits	141,463	117,420	24,042
Net gains (losses) on debt securities	150,048	122,453	27,595
Non-domestic gross profits	862,549	805,034	57,515
Net interest income	383,690	338,482	45,208
Net fees and commissions	172,301	153,218	19,082
Net trading profits	114,674	97,509	17,165
Net other business profits	191,883	215,824	(23,940)
Net gains (losses) on debt securities	144,607	130,151	14,456
General and administrative expenses	1,051,134	1,008,138	42,995
Personnel expenses	411,554	372,723	38,830
Non-personnel expenses	585,558	582,930	2,627
Amortization of goodwill	246	108	137
Taxes	54,021	52,484	1,537
Net business profits before provision for general allowance for credit losses and amortization of goodwill	1,001,841	1,022,958	(21,117)
Net business profits before provision for general allowance for credit losses	1,001,595	1,022,849	(21,254)
Provision for general allowance for credit losses (1)	9,463	(7,032)	16,495
Net business profits	1,011,058	1,015,817	(4,758)
Net non-recurring gains (losses)	(150,063)	(272,494)	122,431
Credit costs (2)	(89,013)	(152,611)	63,597
Losses on loan write-offs	(49,154)	(76,482)	27,327
Provision for specific allowance for credit losses	(36,117)	(75,174)	39,056
Other credit costs	(3,741)	(954)	(2,786)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	22,916	34,329	(11,413)
Net gains (losses) on equity securities	(58,498)	(93,806)	35,308
Gains on sales of equity securities	19,887	31,599	(11,712)
Losses on sales of equity securities	(10,907)	(59,601)	48,693
Losses on write-down of equity securities	(67,478)	(65,805)	(1,672)
Other non-recurring gains (losses)	(25,467)	(60,406)	34,938

Ordinary profits	860,995	743,322	117,672

Net extraordinary gains (losses)	16,473	(3,769)	20,243
Net gains (losses) on disposition of fixed assets	(5,775)	(4,098)	(1,676)
Losses on impairment of fixed assets	(4,549)	(8,582)	4,033
Gains on liquidation of subsidiaries	5,741	—	5,741
Gains on sales of equity securities of affiliates	21,375	7,713	13,661
Income before income taxes	877,468	739,552	137,915
Income taxes-current	109,342	154,860	(45,518)
Income taxes-deferred	183,013	115,649	67,364
Total taxes	292,356	270,510	21,845

Net income	585,112	469,042	116,070

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(56,633)	(125,313)	68,680

4

Mitsubishi UFJ Financial Group, Inc.

MUTB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	414,166	399,030	15,136
Gross profits before credit costs for trust accounts	414,187	399,030	15,157
Trust fees	85,064	86,997	(1,932)
Trust fees before credit costs for trust accounts	85,085	86,997	(1,912)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	5,886	6,833	(946)
Other trust fees	79,198	80,164	(965)
Credit costs for trust accounts (1)	(20)	—	(20)
Net interest income	146,337	154,264	(7,926)
Net fees and commissions	144,098	133,771	10,327
Net trading profits	22,618	20,838	1,779
Net other business profits	16,046	3,158	12,888
Net gains (losses) on debt securities	27,722	12,449	15,272
General and administrative expenses	236,879	235,120	1,758
Amortization of goodwill	216	216	—
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	177,524	164,125	13,398
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	177,308	163,909	13,398
Provision for general allowance for credit losses (2)	513	(3,314)	3,827
Net business profits*	177,800	160,594	17,205
Net non-recurring gains (losses)	(23,865)	(33,321)	9,455
Credit costs (3)	(11,593)	(9,137)	(2,456)
Losses on loan write-offs	(3,219)	(929)	(2,290)
Provision for specific allowance for credit losses	(8,374)	(7,634)	(740)
Other credit costs	0	(573)	573
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	691	—	691
Gains on loans written-off (6)	1,228	2,747	(1,518)
Net gains (losses) on equity securities	1,891	(14,671)	16,562
Gains on sales of equity securities	23,026	10,758	12,267
Losses on sales of equity securities	(8,810)	(6,798)	(2,012)
Losses on write-down of equity securities	(12,324)	(18,631)	6,307
Profits (losses) from investments in affiliates	6,354	4,148	2,205
Other non-recurring gains (losses)	(22,437)	(16,409)	(6,027)

Ordinary profits	153,934	127,273	26,661

Net extraordinary gains (losses)	36,979	5,591	31,388
Net gains (losses) on disposition of fixed assets	(2,012)	4,616	(6,629)
Losses on impairment of fixed assets	(3,329)	(1,312)	(2,017)
Gains on transfer of benefit obligation relating to employees’ pension fund	50,615	—	50,615
Losses on return of assets from retirement benefits trust	(8,293)	—	(8,293)
Income before income taxes and others	190,914	132,864	58,049
Income taxes-current	39,969	39,460	508
Income taxes-deferred	16,410	5,623	10,786
Total taxes	56,379	45,084	11,294
Income before minority interests	134,534	87,779	46,755
Minority interests	7,474	7,290	183

Net income	127,060	80,488	46,571

Note:

*       Net business profits = Net business profits of MUTB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(9,181)	(9,704)	523

Number of consolidated subsidiaries	27	29	(2)
Number of affiliated companies accounted for under the equity method	12	12	—

5

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase (Decrease) (A) - (B)
	March 31, 2013 (A)	March 31, 2012 (B)
Gross profits	345,005	331,094	13,910
Gross profits before credit costs for trust accounts	345,026	331,094	13,931
Domestic gross profits	281,907	243,976	37,931
Trust fees	70,634	73,129	(2,494)
Trust fees before credit costs for trust accounts	70,655	73,129	(2,473)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	5,886	6,833	(946)
Other trust fees	64,768	66,295	(1,527)
Credit costs for trust accounts (1)	(20)	—	(20)
Net interest income	93,109	101,263	(8,154)
Net fees and commissions	87,730	82,288	5,441
Net trading profits	31,924	21,098	10,826
Net other business profits	(1,491)	(33,803)	32,312
Net gains (losses) on debt securities	6,592	(26,652)	33,244
Non-domestic gross profits	63,097	87,118	(24,020)
Net interest income	59,029	54,907	4,121
Net fees and commissions	(70)	(1,405)	1,334
Net trading profits	(12,860)	(3,045)	(9,814)
Net other business profits	16,999	36,661	(19,662)
Net gains (losses) on debt securities	21,142	39,187	(18,044)
General and administrative expenses	182,768	182,941	(173)
Personnel expenses	71,598	68,448	3,149
Non-personnel expenses	103,792	106,422	(2,629)
Taxes	7,377	8,070	(693)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	162,257	148,152	14,104
Provision for general allowance for credit losses (2)	496	(3,352)	3,849
Net business profits	162,733	144,799	17,933
Net non-recurring gains (losses)	(26,439)	(34,695)	8,255
Credit costs (3)	(11,435)	(8,766)	(2,669)
Losses on loan write-offs	(3,086)	(664)	(2,422)
Provision for specific allowance for credit losses	(8,356)	(7,626)	(730)
Other credit costs	7	(476)	484
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	691	—	691
Gains on loans written-off (6)	1,578	2,904	(1,325)
Net gains (losses) on equity securities	1,448	(14,610)	16,059
Gains on sales of equity securities	22,583	11,137	11,446
Losses on sales of equity securities	(8,810)	(6,732)	(2,078)
Losses on write-down of equity securities	(12,324)	(19,015)	6,691
Other non-recurring gains (losses)	(18,722)	(14,222)	(4,500)

Ordinary profits	136,293	110,104	26,189

Net extraordinary gains (losses)	37,250	3,443	33,806
Net gains (losses) on disposition of fixed assets	(1,956)	4,700	(6,657)
Losses on impairment of fixed assets	(3,115)	(1,256)	(1,858)
Gains on transfer of benefit obligation relating to employees’ pension fund	50,615	—	50,615
Losses on return of assets from retirement benefits trust	(8,293)	—	(8,293)
Income before income taxes	173,543	113,547	59,995
Income taxes-current	31,946	32,789	(843)
Income taxes-deferred	16,429	4,897	11,531
Total taxes	48,375	37,687	10,687

Net income	125,168	75,860	49,307

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(8,690)	(9,215)	525

6

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BTMU Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Total average interest rate on interest-earning assets (a)	0.80	(0.11)	0.91
Average interest rate on loans and bills discounted (b)	1.25	(0.14)	1.39
Average interest rate on securities	0.47	(0.06)	0.54
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.77	(0.03)	0.81
Average interest rate on deposits and NCD (d)	0.05	(0.00)	0.05
Average interest rate on other liabilities	0.24	(0.04)	0.28
Overall interest rate spread (a)-(c)	0.02	(0.07)	0.10
Interest rate spread (b)-(d)	1.19	(0.14)	1.33

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	1.41	(0.08)	1.49
Interest rate spread (e)-(d)	1.36	(0.07)	1.43

MUTB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Total average interest rate on interest-earning assets (a)	0.73	(0.09)	0.82
Average interest rate on loans and bills discounted (b)	0.94	(0.05)	1.00
Average interest rate on securities	0.56	(0.14)	0.71
Total average interest rate on interest-bearing liabilities (c)	0.22	(0.03)	0.25
Average interest rate on deposits and NCD (d)	0.19	(0.03)	0.23
Overall interest rate spread (a)-(c)	0.51	(0.06)	0.57
Interest rate spread (b)-(d)	0.75	(0.02)	0.77

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.96	(0.08)	1.04
Interest rate spread (e)-(d)	0.76	(0.04)	0.81

BTMU and MUTB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Average interest rate on loans and bills discounted (a)	1.20	(0.13)	1.33
Average interest rate on deposits and NCD (b)	0.07	(0.01)	0.08
Interest rate spread (a)-(b)	1.13	(0.12)	1.25

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	1.33	(0.08)	1.42
Interest rate spread (c)-(b)	1.26	(0.07)	1.33

7

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,530.2	2,240.2	6,115.2	9,885.6
Receive-floater/pay-fix	1,309.8	3,746.8	4,459.6	9,516.3
Receive-floater/pay-floater	20.0	—	—	20.0
Receive-fix/pay-fix	—	97.3	—	97.3

Total	2,860.0	6,084.4	10,574.8	19,519.3

BTMU Consolidated
	(in billions of yen)
	As of March 31, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,061.8	1,733.8	6,015.7	8,811.4
Receive-floater/pay-fix	1,107.0	2,138.7	3,209.3	6,455.1
Receive-floater/pay-floater	20.0	—	—	20.0
Receive-fix/pay-fix	—	—	—	—

Total	2,188.9	3,872.6	9,225.1	15,286.6

MUTB Consolidated
	(in billions of yen)
	As of March 31, 2013
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	478.3	518.0	99.5	1,095.8
Receive-floater/pay-fix	211.7	1,567.0	1,307.0	3,085.7
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	690.0	2,085.0	1,406.5	4,181.5

8

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	2,180,100	53,633	57,023	3,390	2,607,013	30,314	48,855	18,540
Domestic bonds	233,985	1,893	1,893	—	615,146	4,370	4,383	12
Government bonds	229,940	1,872	1,872	—	556,942	4,168	4,168	—
Municipal bonds	—	—	—	—	3,530	6	6	—
Corporate bonds	4,044	20	20	—	54,672	196	208	12
Other	1,946,115	51,740	55,130	3,390	1,991,867	25,943	44,472	18,528
Foreign bonds	488,011	354	3,745	3,390	850,023	(11,292)	5,271	16,563
Other	1,458,103	51,385	51,385	—	1,141,844	37,236	39,201	1,964

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on consolidated balance sheet	Differences	Gains	Losses	Amount on consolidated balance sheet	Differences	Gains	Losses
Other securities	77,091,859	1,885,138	2,112,709	227,571	74,831,720	832,059	1,260,004	427,945
Domestic equity securities	3,896,586	1,046,030	1,191,026	144,995	3,333,887	321,739	661,036	339,297
Domestic bonds	51,473,004	371,540	377,671	6,131	51,566,808	217,511	230,777	13,265
Government bonds	48,477,995	303,114	303,875	761	48,005,803	155,174	158,048	2,874
Municipal bonds	212,246	8,949	8,953	4	180,778	7,750	7,750	—
Corporate bonds	2,782,762	59,476	64,842	5,366	3,380,226	54,586	64,977	10,391
Other	21,722,269	467,567	544,011	76,444	19,931,025	292,808	368,190	75,381
Foreign equity securities	209,122	94,619	94,689	69	170,324	50,249	51,560	1,311
Foreign bonds	18,381,458	305,229	327,286	22,057	17,921,947	260,668	279,026	18,358
Other	3,131,687	67,718	122,036	54,317	1,838,753	(18,109)	37,603	55,712
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,419,911	27,685,651	7,149,127	2,452,516	15,006,612	29,286,976	5,407,746	2,480,938
Government bonds	14,035,435	26,367,682	6,699,472	1,605,346	14,514,169	27,532,281	4,836,501	1,679,794
Municipal bonds	27,482	100,010	84,313	439	7,913	67,796	108,154	443
Corporate bonds	356,993	1,217,959	365,341	846,730	484,529	1,686,898	463,090	800,700
Other	2,639,095	8,989,772	4,748,566	4,822,400	2,015,953	9,096,714	4,106,719	5,345,322
Foreign bonds	2,383,702	8,598,985	3,507,199	4,356,731	1,842,489	8,761,238	3,273,306	4,875,198
Other	255,393	390,786	1,241,367	465,669	173,463	335,476	833,412	470,124
Total	17,059,007	36,675,424	11,897,694	7,274,916	17,022,565	38,383,690	9,514,465	7,826,261

9

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	1,449,339	49,647	49,647	—	1,290,873	26,526	28,491	1,964
Stocks of subsidiaries and affiliates	77,176	27,021	42,861	15,840	98,313	(10,198)	5,741	15,940

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	60,949,673	1,276,728	1,454,586	177,857	61,072,230	480,969	903,881	422,911
Domestic equity securities	3,128,846	701,614	846,575	144,960	2,647,024	107,422	489,872	382,450
Domestic bonds	44,334,018	292,981	298,892	5,911	45,565,304	177,582	189,846	12,264
Other	13,486,809	282,132	309,118	26,985	12,859,902	195,965	224,162	28,197
Foreign equity securities	207,196	92,550	92,580	30	161,308	49,207	49,218	10
Foreign bonds	10,820,311	116,567	125,829	9,262	11,250,102	136,806	144,639	7,832
Other	2,459,300	73,014	90,707	17,693	1,448,490	9,950	30,304	20,354
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	13,816,874	22,915,704	5,192,758	2,408,680	14,594,582	24,364,248	4,444,642	2,411,878
Government bonds	13,500,613	21,851,882	4,825,360	1,578,095	14,250,338	22,826,908	3,967,327	1,626,773
Municipal bonds	27,482	100,010	84,118	394	4,383	67,796	107,925	397
Corporate bonds	288,777	963,811	283,279	830,191	339,860	1,469,543	369,389	784,708
Other	1,888,221	5,347,648	2,909,429	2,636,220	1,092,993	5,354,112	2,916,153	3,399,755
Foreign bonds	1,636,136	5,167,204	1,774,976	2,219,061	929,659	5,150,461	2,215,231	2,934,997
Other	252,084	180,443	1,134,452	417,158	163,333	203,651	700,921	464,758
Total	15,705,095	28,263,352	8,102,188	5,044,901	15,687,575	29,718,361	7,360,795	5,811,634

10

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Debt securities being held to maturity	538,123	3,230	3,230	—	1,020,692	6,699	6,870	171
Stocks of subsidiaries and affiliates	57,771	88,141	88,304	162	49,470	26,561	26,721	159

	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	Amount on balance sheet	Differences	Gains	Losses	Amount on balance sheet	Differences	Gains	Losses
Other securities	13,625,796	480,824	536,189	55,364	11,452,187	219,904	322,684	102,780
Domestic equity securities	785,736	242,718	272,627	29,909	700,397	105,554	168,078	62,524
Domestic bonds	6,908,030	71,889	72,241	351	5,734,215	37,511	38,615	1,104
Other	5,932,029	166,216	191,320	25,104	5,017,574	76,838	115,989	39,151
Foreign equity securities	480	115	115	—	6,037	(354)	71	426
Foreign bonds	5,476,133	162,317	164,102	1,785	4,692,092	106,327	110,414	4,087
Other	455,416	3,783	27,102	23,319	319,444	(29,134)	5,503	34,637
Redemption schedule of other securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2013				As of March 31, 2012
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	444,643	4,589,698	2,062,709	43,835	206,889	4,760,216	1,054,908	69,059
Government bonds	384,142	4,364,518	1,980,452	27,250	76,982	4,560,422	960,978	53,021
Municipal bonds	—	—	194	45	3,530	—	228	46
Corporate bonds	60,500	225,179	82,061	16,539	126,376	199,794	93,701	15,992
Other	599,179	3,244,778	1,438,979	688,858	510,647	3,175,556	1,016,334	816,659
Foreign bonds	596,133	3,118,084	1,392,816	674,367	500,238	3,097,832	957,582	800,271
Other	3,045	126,693	46,163	14,491	10,408	77,723	58,751	16,387
Total	1,043,822	7,834,476	3,501,688	732,694	717,537	7,935,772	2,071,242	885,718

11

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
ROE*	8.77	(2.32)	11.10

Note:

* ROE is computed as follows:

Net income - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

12

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated

(in accordance with Basel III)	(in billions of yen)
As of March 31, 2013
(1) Common Equity Tier 1 capital ratio	11.70%
(2) Tier 1 capital ratio	12.74%
(3) Total capital ratio	16.68%
(4) Tier 1 capital	11,214.8
Common Equity Tier 1 capital	10,300.5
(5) Tier 2 capital	3,459.1
(6) Total capital (4)+(5)	14,673.9
(7) Risk weighted assets	87,968.6
(8) Required Capital	7,037.4

(in accordance with Basel II)	(in billions of yen)
As of March 31, 2012
(1) Risk-adjusted capital ratio	14.91%
Tier 1 ratio	12.31%
(2) Tier 1 capital	10,522.2
(3) Qualified Tier 2 capital	4,038.7
(4) Deductions from total qualifying capital	1,818.4
(5) Net qualifying capital (2)+(3)-(4)	12,742.5
(6) Risk-adjusted assets	85,456.5
(7) Required Capital	6,836.5

BTMU Consolidated

(in accordance with Basel III)	(in billions of yen)
As of March 31, 2013
(1) Common Equity Tier 1 capital ratio	11.71%
(2) Tier 1 capital ratio	13.11%
(3) Total capital ratio	17.51%
(4) Tier 1 capital	9,015.7
Common Equity Tier 1 capital	8,052.7
(5) Tier 2 capital	3,018.3
(6) Total capital (4)+(5)	12,034.1
(7) Risk weighted assets	68,719.3
(8) Required Capital	5,497.5

(in accordance with Basel II)	(in billions of yen)
As of March 31, 2012
(1) Risk-adjusted capital ratio	16.27%
Tier 1 ratio	11.76%
(2) Tier 1 capital	8,473.1
(3) Qualified Tier 2 capital	3,513.9
(4) Deductions from total qualifying capital	271.0
(5) Net qualifying capital (2)+(3)-(4)	11,716.1
(6) Risk-adjusted assets	71,993.4
(7) Required Capital	5,759.4

MUTB Consolidated

(in accordance with Basel III)	(in billions of yen)
As of March 31, 2013
(1) Common Equity Tier 1 capital ratio	13.12%
(2) Tier 1 capital ratio	13.77%
(3) Total capital ratio	17.79%
(4) Tier 1 capital	1,575.1
Common Equity Tier 1 capital	1,500.5
(5) Tier 2 capital	460.4
(6) Total capital (4)+(5)	2,035.5
(7) Risk weighted assets	11,437.2
(8) Required Capital	914.9

(in accordance with Basel II)	(in billions of yen)
As of March 31, 2012
(1) Risk-adjusted capital ratio	15.74%
Tier 1 ratio	12.38%
(2) Tier 1 capital	1,470.6
(3) Qualified Tier 2 capital	520.7
(4) Deductions from total qualifying capital	122.2
(5) Net qualifying capital (2)+(3)-(4)	1,869.1
(6) Risk-adjusted assets	11,871.6
(7) Required Capital	949.7

BTMU Non-consolidated

(in accordance with Basel III)	(in billions of yen)
As of March 31, 2013
(1) Common Equity Tier 1 capital ratio	11.76%
(2) Tier 1 capital ratio	13.99%
(3) Total capital ratio	18.52%
(4) Tier 1 capital	8,685.4
Common Equity Tier 1 capital	7,301.3
(5) Tier 2 capital	2,815.5
(6) Total capital (4)+(5)	11,501.0
(7) Risk weighted assets	62,079.0
(8) Required Capital	4,966.3

(in accordance with Basel II)	(in billions of yen)
As of March 31, 2012
(1) Risk-adjusted capital ratio	17.41%
Tier 1 ratio	12.60%
(2) Tier 1 capital	8,333.9
(3) Net qualifying capital	11,514.3
(4) Risk-adjusted assets	66,126.2
(5) Required Capital	5,290.1

MUTB Non-consolidated

(in accordance with Basel III)	(in billions of yen)
As of March 31, 2013
(1) Common Equity Tier 1 capital ratio	12.49%
(2) Tier 1 capital ratio	13.22%
(3) Total capital ratio	17.94%
(4) Tier 1 capital	1,502.4
Common Equity Tier 1 capital	1,419.7
(5) Tier 2 capital	536.6
(6) Total capital (4)+(5)	2,039.0
(7) Risk weighted assets	11,360.6
(8) Required Capital	908.8

(in accordance with Basel II)	(in billions of yen)
As of March 31, 2012
(1) Risk-adjusted capital ratio	15.76%
Tier 1 ratio	11.71%
(2) Tier 1 capital	1,410.8
(3) Net qualifying capital	1,899.9
(4) Risk-adjusted assets	12,048.4
(5) Required Capital	963.8

Note:	Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BTMU and MUTB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006. Required Capital is 8% of risk weighted assets.

13

Mitsubishi UFJ Financial Group, Inc.

7. Risk-Monitored Loans

MUFG Consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2013 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	74,348	0.08%	37,839	0.04%	36,509	0.03%
Non-accrual delinquent loans	1,189,791	1.30%	1,107,470	1.31%	82,321	(0.00)%
Accruing loans contractually past due 3 months or more	38,596	0.04%	76,519	0.09%	(37,923)	(0.04)%
Restructured loans	641,730	0.70%	642,361	0.76%	(630)	(0.05)%
Total risk monitored loans	1,944,467	2.12%	1,864,190	2.20%	80,276	(0.07)%
Total loans and bills discounted	91,299,557		84,492,697		6,806,860

Written-off	619,561		668,234		(48,672)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2013 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	1,087,457	55.92%	1,123,773	60.28%	(36,315)	(4.35)%
General allowance for credit losses	729,080		748,128		(19,047)
Specific allowance for credit losses	357,625		375,017		(17,391)
Allowance for credit to specific foreign borrowers	751		626		124

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
As of March 31, 2013
Domestic	1,680,314
Overseas	264,153
Asia	17,098
Indonesia	2,982
Singapore	49
Thailand	4,871
Hong Kong	901
China	1,813
Other	6,478
Americas	125,035
Europe, Middle East and Other	122,019

Total	1,944,467

(in millions of yen)
As of March 31, 2012
Domestic	1,633,285
Overseas	230,905
Asia	14,443
Indonesia	883
Thailand	5,916
Hong Kong	363
Other	7,279
United States of America	89,234
Other	127,227

Total	1,864,190

Classified by Industry	(in millions of yen)
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,680,314	1,633,285	47,028
Manufacturing	299,745	271,210	28,534
Construction	45,922	48,544	(2,622)
Wholesale and retail	288,740	268,275	20,465
Finance and insurance	14,521	14,114	407
Real estate, goods rental and leasing	256,577	175,488	81,088
Services	130,690	133,054	(2,363)
Other industries	78,893	85,697	(6,804)
Consumer	565,222	636,898	(71,676)
Overseas	264,153	230,905	33,248
Financial institutions	21,813	27,021	(5,208)
Commercial and industrial	119,280	102,393	16,887
Other	123,058	101,490	21,568

Total	1,944,467	1,864,190	80,276

14

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2013 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	69,898	0.09%	33,997	0.04%	35,901	0.04%
Non-accrual delinquent loans	989,654	1.33%	899,774	1.29%	89,880	0.03%
Accruing loans contractually past due 3 months or more	57,611	0.07%	61,388	0.08%	(3,777)	(0.01)%
Restructured loans	475,536	0.64%	476,297	0.68%	(760)	(0.04)%
Total risk monitored loans	1,592,701	2.14%	1,471,457	2.12%	121,244	0.02%
Total loans and bills discounted	74,104,875		69,386,000		4,718,874

Written-off	419,354		455,314		(35,959)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2013 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	755,053	47.40%	762,942	51.84%	(7,888)	(4.44)%
General allowance for credit losses	478,576		488,039		(9,463)
Specific allowance for credit losses	275,726		274,276		1,449
Allowance for credit to specific foreign borrowers	751		626		124

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
As of March 31, 2013
Domestic	1,430,597
Overseas	162,104
Asia	9,182
Indonesia	1,474
Singapore	49
Thailand	364
Hong Kong	901
China	—
Other	6,392
Americas	35,027
Europe, Middle East and Other	117,893

Total	1,592,701

(in millions of yen)
As of March 31, 2012
Domestic	1,337,153
Overseas	134,304
Asia	3,721
Indonesia	—
Thailand	929
Hong Kong	363
Other	2,428
United States of America	3,462
Other	127,119

Total	1,471,457

Classified by Industry

	(in millions of yen)
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	1,430,597	1,337,153	93,444
Manufacturing	273,332	249,932	23,399
Construction	44,511	47,837	(3,325)
Wholesale and retail	285,854	264,867	20,986
Finance and insurance	12,837	8,028	4,808
Real estate	231,707	145,848	85,859
Goods rental and leasing	5,497	5,204	292
Services	129,493	130,735	(1,242)
Other industries	76,495	82,630	(6,135)
Consumer	370,868	402,067	(31,199)
Overseas	162,104	134,304	27,800
Financial institutions	21,120	25,252	(4,132)
Commercial and industrial	67,985	45,787	22,198
Other	72,998	63,264	9,734

Total	1,592,701	1,471,457	121,244

15

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2013 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	724	0.00%	1,981	0.01%	(1,256)	(0.01)%
Non-accrual delinquent loans	48,689	0.43%	45,798	0.43%	2,891	(0.00)%
Accruing loans contractually past due 3 months or more	367	0.00%	150	0.00%	216	0.00%
Restructured loans	18,695	0.16%	18,722	0.17%	(26)	(0.01)%
Total risk monitored loans	68,477	0.60%	66,652	0.63%	1,824	(0.02)%
Total loans and bills discounted	11,273,483		10,520,913		752,569

Written-off	18,609		20,137		(1,528)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2013 (A)	% to total risk monitored loans	As of March 31, 2012 (B)	% to total risk monitored loans	Increase (Decrease) (A) - (B)	% to total risk monitored loans
Allowance for credit losses	64,790	94.61%	63,931	95.91%	858	(1.30)%
General allowance for credit losses	40,330		40,826		(496)
Specific allowance for credit losses	24,460		23,105		1,355
Allowance for credit to specific foreign borrowers	—		—		—

(3) Classification of Risk-Monitored Loans

Classified by Geographic Area	(in millions of yen)
As of March 31, 2013
Domestic	64,338
Overseas	4,139
Asia	—
Indonesia	—
Singapore	—
Thailand	—
Hong Kong	—
China	—
Other	—
Americas	13
Europe, Middle East and Other	4,125

Total	68,477

(in millions of yen)
As of March 31, 2012
Domestic	66,639
Overseas	13
Asia	—
Indonesia	—
Thailand	—
Hong Kong	—
Other	—
United States of America	—
Other	13

Total	66,652

Classified by Industry	(in millions of yen)
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	64,338	66,639	(2,301)
Manufacturing	26,366	21,231	5,134
Construction	1,378	671	707
Wholesale and retail	2,622	3,088	(466)
Finance and insurance	1,654	6,052	(4,398)
Real estate	19,015	19,853	(837)
Goods rental and leasing	—	—	—
Services	1,158	2,253	(1,094)
Other industries	2,383	3,060	(676)
Consumer	9,758	10,428	(669)
Overseas	4,139	13	4,125
Financial institutions	—	—	—
Commercial and industrial	4,125	—	4,125
Other	13	13	(0)

Total	68,477	66,652	1,824

16

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust Account” represents trust account with contracts indemnifying the principal amounts.

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2013 (A)	% to total loans and bills discounted	As of March 31, 2012 (B)	% to total loans and bills discounted	Increase (Decrease) (A) - (B)	% to total loans and bills discounted
Loans to bankrupt borrowers	73	0.18%	81	0.08%	(7)	0.10%
Non-accrual delinquent loans	0	0.00%	28	0.03%	(28)	(0.02)%
Accruing loans contractually past due 3 months or more	158	0.40%	164	0.17%	(5)	0.22%
Restructured loans	418	1.06%	779	0.83%	(360)	0.23%
Total risk monitored loans	651	1.65%	1,053	1.12%	(401)	0.52%
Total loans and bills discounted	39,428		93,829		(54,401)

(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Allowance for bad debts	117	282	(164)

(3) Classification of Risk-Monitored Loans

Classified by Industry

	(in millions of yen)
	As of March 31, 2013 (A)	As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic	651	1,053	(401)
Manufacturing	—	—	—
Construction	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	463	782	(319)
Goods rental and leasing	—	—	—
Services	—	—	—
Other industries	—	—	—
Consumer	187	270	(82)

Total	651	1,053	(401)

17

Mitsubishi UFJ Financial Group, Inc.

8. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

BTMU and MUTB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					134,387		107,189	27,198
Doubtful					1,009,807		917,548	92,258
Special Attention					552,661		557,416	(4,754)
Non Performing Loans (1)					1,696,856		1,582,155	114,701
Normal					92,564,910		87,389,539	5,175,370
Total					94,261,767		88,971,694	5,290,072

Non Performing Loans / Total					1.80%		1.77%	0.02%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,329,059		1,242,856	86,203
Allowance for credit losses					432,363		396,572	35,791
Collateral, guarantees, etc.					896,696		846,284	50,411

Coverage ratio (2) / (1)					78.32%		78.55%	(0.22)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	134,387		3,112		131,275		—	100.00%
	[107,189	]	[1,573	]	[105,616	]	—	[100.00%]
Doubtful	1,009,807		292,093		449,758		—	73.46%
	[917,548	]	[266,783	]	[410,937	]	—	[73.86%]
Special Attention	552,661		137,157		315,662		—	81.93%
	[557,416	]	[128,215	]	[329,730	]	—	[82.15%]
Total	1,696,856		432,363		896,696		—	78.32%
	[1,582,155	]	[396,572	]	[846,284	]	—	[78.55%]
Note: The upper figures are as of March 31, 2013. The lower figures with brackets are as of March 31, 2012. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic					1,527,856		1,439,572	88,283
Manufacturing					304,787		275,784	29,002
Construction					46,312		49,679	(3,366)
Wholesale and retail					304,816		285,740	19,075
Finance and insurance					16,562		16,339	222
Real estate					254,409		169,718	84,690
Goods rental and leasing					5,540		5,214	326
Services					132,975		135,439	(2,464)
Other industries					81,231		88,058	(6,827)
Consumer					381,221		413,596	(32,375)
Overseas					169,000		142,582	26,418
Financial institutions					21,120		25,254	(4,134)
Commercial and industrial					74,868		54,050	20,818
Other					73,011		63,277	9,734
Total					1,696,856		1,582,155	114,701

18

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					131,440		103,380	28,059
Doubtful					963,102		873,332	89,769
Special Attention					533,147		537,685	(4,538)
Non Performing Loans (1)					1,627,690		1,514,398	113,291
Normal					80,996,276		76,648,955	4,347,320
Total					82,623,966		78,163,354	4,460,611

Non Performing Loans / Total					1.96%		1.93%	0.03%

(2) Status of Coverage of Non Performing Loans

					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					1,269,524		1,188,917	80,606
Allowance for credit losses					403,333		374,785	28,548
Collateral, guarantees, etc.					866,190		814,132	52,058

Coverage ratio (2) / (1)					77.99%		78.50%	(0.51)%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	131,440		3,095		128,344		100.00%	100.00%
	[103,380	]	[1,544	]	[101,835	]	[100.00%]	[100.00%]
Doubtful	963,102		268,291		434,703		50.77%	72.99%
	[873,332	]	[250,820	]	[394,417	]	[52.37%]	[73.88%]
Special Attention	533,147		131,946		303,142		57.36%	81.60%
	[537,685	]	[122,420	]	[317,878	]	[55.69%]	[81.88%]
Total	1,627,690		403,333		866,190		52.96%	77.99%
	[1,514,398	]	[374,785	]	[814,132	]	[53.52%]	[78.50%]
Note: The upper figures are as of March 31, 2013. The lower figures with brackets are as of March 31, 2012. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic					1,462,830		1,371,831	90,999
Manufacturing					278,421		254,553	23,867
Construction					44,933		48,994	(4,060)
Wholesale and retail					302,193		282,652	19,541
Finance and insurance					14,907		10,286	4,620
Real estate					234,929		149,081	85,847
Goods rental and leasing					5,540		5,214	326
Services					131,816		133,173	(1,356)
Other industries					78,847		84,998	(6,150)
Consumer					371,239		402,876	(31,636)
Overseas					164,859		142,567	22,292
Financial institutions					21,120		25,252	(4,132)
Commercial and industrial					70,740		54,050	16,690
Other					72,998		63,264	9,734
Total					1,627,690		1,514,398	113,291

19

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					2,872		3,698	(825)
Doubtful					46,579		44,131	2,447
Special Attention					19,063		18,873	190
Non Performing Loans (1)					68,515		66,702	1,812
Normal					11,529,857		10,647,807	882,049
Total					11,598,373		10,714,510	883,862

Non Performing Loans / Total					0.59%		0.62%	(0.03)%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					58,987		53,128	5,859
Allowance for credit losses					29,029		21,786	7,243
Collateral, guarantees, etc.					29,957		31,341	(1,384)

Coverage ratio (2) / (1)					86.09%		79.64%	6.44%
(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	2,872		16		2,856		100.00%	100.00%
	[3,698	]	[28	]	[3,670	]	[100.00%]	[100.00%]
Doubtful	46,579		23,802		14,965		75.28%	83.22%
	[44,131	]	[15,962	]	[16,435	]	[57.63%]	[73.41%]
Special Attention	19,063		5,210		12,136		75.22%	90.99%
	[18,873	]	[5,795	]	[11,236	]	[75.88%]	[90.24%]
Total	68,515		29,029		29,957		75.28%	86.09%
	[66,702	]	[21,786	]	[31,341	]	[61.61%]	[79.64%]
Note: The upper figures are as of March 31, 2013. The lower figures with brackets are as of March 31, 2012. (4) Classified by Industry
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic					64,373		66,687	(2,313)
Manufacturing					26,366		21,231	5,134
Construction					1,378		684	694
Wholesale and retail					2,622		3,088	(466)
Finance and insurance					1,654		6,052	(4,398)
Real estate					19,015		19,853	(837)
Goods rental and leasing					—		—	—
Services					1,158		2,266	(1,107)
Other industries					2,383		3,060	(676)
Consumer					9,793		10,449	(656)
Overseas					4,141		15	4,126
Financial institutions					—		2	(2)
Commercial and industrial					4,128		—	4,128
Other					13		13	(0)
Total					68,515		66,702	1,812

20

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Non Performing Loans

					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Bankrupt or De facto Bankrupt					74		109	(35)
Doubtful					126		85	40
Special Attention					451		858	(406)
Non Performing Loans (1)					651		1,053	(401)
Normal					38,776		92,776	(53,999)
Total					39,428		93,829	(54,401)

Non Performing Loans / Total					1.65%		1.12%	0.52%

(2) Status of Coverage of Non Performing Loans
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Covered amount (2)					548		810	(261)
Allowance for credit losses					—		—	—
Collateral, guarantees, etc.					548		810	(261)

Coverage ratio (2) / (1)					84.23%		76.96%	7.26%

(3) Coverage Ratio
	(in millions of yen)
Category	Loan amount (A)		Allowance for credit losses (B)		Covered by collateral and/ or guarantees (C)		Coverage ratio for unsecured portion (B) / [(A) - (C)]	Coverage ratio [(B) + (C)] / (A)
Bankrupt or De facto Bankrupt	74		—		74			100.00%
	[109	]	[—	]	[109	]		[100.00%]
Doubtful	126		—		90			71.68%
	[85	]	[—	]	[85	]		[99.94%]
Special Attention	451		—		384			85.14%
	[858	]	[—	]	[615	]		[71.73%]
Total	651		—		548			84.23%
	[1,053	]	[—	]	[810	]		[76.96%]
Note: The upper figures are as of March 31, 2013. The lower figures with brackets are as of March 31, 2012.

(4) Classified by Industry
					(in millions of yen)
					As of March 31, 2013 (A)		As of March 31, 2012 (B)	Increase (Decrease) (A) - (B)
Domestic					651		1,053	(401)
Manufacturing					—		—	—
Construction					—		—	—
Wholesale and retail					—		—	—
Finance and insurance					—		—	—
Real estate					463		782	(319)
Goods rental and leasing					—		—	—
Services					—		—	—
Other industries					—		—	—
Consumer					187		270	(82)
Total					651		1,053	(401)

21

Mitsubishi UFJ Financial Group, Inc.

Overview of Non-Performing Loans

BTMU and MUTB Combined

(in billions of yen)
Self-Assessment					Coverage ratio for unsecured portion	Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[131.2]		[2.5]	[0.5] (*1)	100.00%	i) Bankrupt or De facto Bankrupt [134.3]	Loans to bankrupt borrowers [70.6]
Substantially Bankrupt Borrowers							Non-accrual delinquent loans [1,038.3]
Potentially Bankrupt Borrowers	[455.9]		[553.7]		52.15%	ii) Doubtful [1,009.6]

Borrowers Requiring Caution (Special Attention Borrowers)	[552.2]				57.88%	iii) Special Attention [552.2]	Accruing loans contractually past due 3 months or more [57.9]
							Restructured loans [494.2]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [92,526.1]
Normal Borrowers

						Non-Performing Loans Based on the “FRL”	Risk-Monitored Loans

						i) + ii) + iii)
						1,696.2	1,661.1

						Total

						i) + ii) + iii) + iv)
						94,222.3

(*1)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

22

Mitsubishi UFJ Financial Group, Inc.

9. Progress in Disposition of Problem Assets

BTMU Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2010	As of March 31, 2011	As of March 31, 2012 (A)	As of March 31, 2013 (B)	(B) - (A)
Assets newly categorized during fiscal 2009	564,738	210,544	141,145	111,743	(29,401)
Assets newly categorized during fiscal 2010		391,086	266,572	221,221	(45,350)
Assets newly categorized during fiscal 2011			393,988	281,203	(112,784)
Assets newly categorized during fiscal 2012				340,637

Note:	MUSP (MU Strategic Partner, Co., Ltd.) was liquidated on May 10, 2012.

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2013
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	13,441
Reconstructive treatment	13,626
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	3,214
Write-offs	29,767
Others	166,596
Collection / Repayment	101,578
Upgrade	65,018

Total	226,646	44,786	181,859

Amount in process for disposition	121,173

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

23

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRL”

	(in millions of yen)
	As of March 31, 2010	As of March 31, 2011	As of March 31, 2012 (A)	As of March 31, 2013 (B)	(B) - (A)
Assets newly categorized during fiscal 2009	39,650	10,511	6,513	4,451	(2,062)
Assets newly categorized during fiscal 2010		11,071	2,207	1,239	(967)
Assets newly categorized during fiscal 2011			27,155	17,759	(9,396)
Assets newly categorized during fiscal 2012				15,711

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the fiscal year ended March 31, 2013
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	407
Write-offs	4,180
Others	9,511
Collection / Repayment	7,980
Upgrade	1,530

Total	14,099	2,419	11,679

Amount in process for disposition	3,577

Note:	The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

24

Mitsubishi UFJ Financial Group, Inc.

10.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BTMU and MUTB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	66,790,112	1,723,756	65,066,356
Manufacturing	9,578,048	486,303	9,091,745
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	132,293	16,638	115,655
Construction	900,393	(77,997)	978,390
Utilities	1,579,871	156,297	1,423,574
Communication and information services	1,127,519	21,906	1,105,613
Transport and postal activities	2,346,687	(132,370)	2,479,057
Wholesale and retail	6,531,114	138,620	6,392,494
Finance and insurance	7,441,670	(54,845)	7,496,515
Real estate	9,129,933	941	9,128,992
Goods rental and leasing	1,558,081	50,275	1,507,806
Services	2,695,916	(375,753)	3,071,669
Municipal government	880,615	(67,403)	948,018
Other industries	22,887,960	1,561,147	21,326,813
Overseas offices and loans booked at offshore markets	18,691,900	3,703,976	14,987,923

Total	85,482,013	5,427,732	80,054,280

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	17,305,994	(276,584)	17,582,579
Housing loans	16,590,372	(275,647)	16,866,020
Residential purpose	13,521,507	(119,317)	13,640,825
Other	715,622	(937)	716,559
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	38,234,708	(913,592)	39,148,300
% to total domestic loans	57.24%	(2.92)%	60.16%

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	56,605,769	1,448,845	55,156,923
Manufacturing	7,440,308	332,081	7,108,227
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	128,040	17,148	110,892
Construction	794,047	(72,950)	866,997
Utilities	1,137,467	143,155	994,312
Communication and information services	838,386	20,656	817,730
Transport and postal activities	1,656,408	(147,096)	1,803,504
Wholesale and retail	5,572,071	24,002	5,548,069
Finance and insurance	5,795,424	(158,569)	5,953,993
Real estate	7,245,044	(24,932)	7,269,976
Goods rental and leasing	998,097	37,952	960,145
Services	2,519,753	(213,847)	2,733,600
Municipal government	858,741	(60,369)	919,110
Other industries	21,621,983	1,551,615	20,070,368
Overseas offices and loans booked at offshore markets	17,499,105	3,270,029	14,229,076

Total	74,104,875	4,718,874	69,386,000

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	16,090,509	(334,112)	16,424,621
Housing loans	15,385,173	(335,284)	15,720,458
Residential purpose	12,566,829	(210,954)	12,777,784
Other	705,335	1,172	704,163
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	33,471,408	(1,037,542)	34,508,950
% to total domestic loans	59.13%	(3.43)%	62.56%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	10,080,688	318,622	9,762,065
Manufacturing	2,137,740	154,222	1,983,518
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	4,253	(510)	4,763
Construction	106,346	(5,047)	111,393
Utilities	442,404	13,180	429,224
Communication and information services	289,133	1,250	287,883
Transport and postal activities	687,440	13,302	674,138
Wholesale and retail	959,043	114,618	844,425
Finance and insurance	1,646,246	103,724	1,542,522
Real estate	1,869,007	28,260	1,840,747
Goods rental and leasing	559,984	12,423	547,561
Services	175,758	(160,899)	336,657
Municipal government	16,294	(4,791)	21,085
Other industries	1,187,031	48,893	1,138,138
Overseas offices and loans booked at offshore markets	1,192,794	433,947	758,847

Total	11,273,483	752,569	10,520,913

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	1,199,442	106,016	1,093,425
Housing loans	1,189,398	108,019	1,081,379
Residential purpose	940,485	139,704	800,780
Other	10,043	(2,003)	12,046
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	4,668,066	166,706	4,501,360
% to total domestic loans	46.30%	0.19%	46.11%

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Domestic offices (excluding loans booked at offshore markets)	103,654	(43,711)	147,366
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	(38)	38
Communication and information services	—	—	—
Transport and postal activities	2,839	1,424	1,415
Wholesale and retail	—	—	—
Finance and insurance	—	—	—
Real estate	15,882	(2,387)	18,269
Goods rental and leasing	—	(100)	100
Services	405	(1,007)	1,412
Municipal government	5,580	(2,243)	7,823
Other industries	78,946	(39,361)	118,307
Overseas offices and loans booked at offshore markets	—	—	—

Total	103,654	(43,711)	147,366

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Total domestic consumer loans	16,043	(48,489)	64,532
Housing loans	15,799	(48,382)	64,182
Residential purpose	14,192	(48,067)	62,259
Other	243	(106)	350
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Outstanding amount	95,234	(42,756)	137,990
% to total domestic loans	91.87%	(1.76)%	93.63%

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Mitsubishi UFJ Financial Group, Inc.

11. Overseas Loans

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Asia	5,715,843	954,633	4,761,209
Thailand	785,730	173,100	612,630
Indonesia	592,656	188,707	403,948
Malaysia	348,180	1,303	346,877
Philippines	119,415	40,456	78,958
South Korea	364,692	29,804	334,888
Singapore	922,849	216,680	706,169
Hong Kong	1,340,793	143,260	1,197,532
China	118,867	18,327	100,540
Taiwan	250,255	41,135	209,120
Others	872,400	101,857	770,542
Latin America	2,249,517	427,724	1,821,793
Argentina	6,426	1,986	4,439
Brazil	231,468	86,096	145,371
Mexico	171,551	61,975	109,575
Caribbean countries	1,576,217	188,317	1,387,899
Others	263,853	89,347	174,506
North America	4,328,525	844,984	3,483,540
United States of America	4,122,894	898,746	3,224,148
Canada	205,630	(53,762)	259,392
Western Europe	4,027,445	422,225	3,605,220
United Kingdom	1,355,929	281,582	1,074,347
Germany	396,876	51,922	344,954
France	418,758	(148,063)	566,821
Netherlands	496,983	56,368	440,615
Spain	292,560	(21,544)	314,104
Italy	249,500	35,734	213,765
Others	816,836	166,224	650,611
Eastern Europe	546,603	237,892	308,711
Others	3,136,927	503,765	2,633,162

Total	20,004,862	3,391,224	16,613,637

Note:	In addition to the (non-consolidated basis) loan balance stated above, three major overseas subsidiaries have the following loan balances in the consolidated financial statements.

UnionBanCal Corporation: ¥5,108,443 million (a 1,008,974 million yen increase as compared with March 31, 2012.)

Bank of Tokyo-Mitsubishi UFJ (China), Ltd.: ¥994,687 million (a 134,952 million yen increase as compared with March 31, 2012.)

Bank of Tokyo-Mitsubishi UFJ (Holland) N.V.: ¥642,506 million (a 96,729 million yen increase as compared with March 31, 2012.)

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Mitsubishi UFJ Financial Group, Inc.

12. Loans and Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	123,934,452	5,276,982	118,657,469
Deposits (average balance)	120,065,710	4,061,150	116,004,560
Loans (ending balance)	85,378,358	5,471,444	79,906,913
Loans (average balance)	83,070,827	7,115,496	75,955,331

BTMU Non-consolidated

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	112,154,287	5,473,409	106,680,877
Deposits (average balance)	108,004,347	4,281,978	103,722,369
Loans (ending balance)	74,104,875	4,718,874	69,386,000
Loans (average balance)	72,312,543	6,806,389	65,506,154

MUTB Non-consolidated

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deposits (ending balance)	11,780,164	(196,426)	11,976,591
Deposits (average balance)	12,061,362	(220,828)	12,282,191
Loans (ending balance)	11,273,483	752,569	10,520,913
Loans (average balance)	10,758,284	309,107	10,449,177

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Mitsubishi UFJ Financial Group, Inc.

13. Domestic Deposits

BTMU and MUTB Combined

	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	67,342,815	1,498,441	65,844,374
Corporations and others	43,652,940	1,691,996	41,960,944
Domestic deposits	110,995,756	3,190,437	107,805,318
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. BTMU Non-consolidated
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	58,995,016	1,662,406	57,332,610
Corporations and others	40,958,362	1,722,595	39,235,766
Domestic deposits	99,953,378	3,385,001	96,568,376
Note: Amounts do not include negotiable certificates of deposit and JOM accounts. MUTB Non-consolidated
	(in millions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Individuals	8,347,799	(163,964)	8,511,764
Corporations and others	2,694,578	(30,599)	2,725,177
Domestic deposits	11,042,377	(194,563)	11,236,941

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

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Mitsubishi UFJ Financial Group, Inc.

14. Status of Deferred Tax Assets

BTMU Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deferred tax assets	684.0	(193.6)	877.7
Allowance for credit losses	358.6	5.0	353.5
Write-down on investment securities	174.3	(45.9)	220.2
Unrealized losses on other securities	47.8	(34.9)	82.8
Reserve for retirement benefits	94.0	6.8	87.2
Other	250.0	(183.0)	433.0
Valuation allowance	(240.8)	58.3	(299.1)
Deferred tax liabilities	679.3	244.3	435.0
Unrealized gains on other securities	461.5	201.4	260.1
Net deferred gains on hedges	62.3	16.6	45.6
Revaluation gains on securities upon merger	67.6	26.9	40.6
Gains on securities contributed to employee retirement benefits trust	57.9	(0.0)	57.9
Other	29.8	(0.7)	30.5
Net deferred tax assets	4.7	(438.0)	442.7

(2) Net business profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012
Net business profits before provision for general allowance for credit losses	828.2	710.8	863.1	1,006.5	1,022.8	1,001.5
Total credit costs	(76.5)	(393.4)	(337.8)	(166.1)	(125.3)	(56.6)
Income before income taxes	687.0	(195.1)	460.1	674.4	739.5	877.4
Reconciliation to taxable income	(123.1)	789.1	(3.7)	(24.0)	(305.1)	(564.2)
Taxable income	563.9	593.9	456.3	650.3	434.3	313.2

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

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Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Deferred tax assets	66.3	5.8	60.4
Write-down on investment securities	29.3	(15.1)	44.5
Deferred losses on hedging instruments	27.1	7.9	19.2
Allowance for credit losses	25.5	0.7	24.7
Other	47.8	(7.9)	55.7
Valuation allowance	(63.4)	20.2	(83.7)
Deferred tax liabilities	210.5	97.2	113.2
Unrealized gains on other securities	168.4	81.2	87.1
Reserve for retirement benefits	31.3	14.9	16.4
Other	10.7	1.1	9.6
Net deferred tax assets	(144.1)	(91.4)	(52.7)

(2) Net business profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2007	FY2008	FY2009	FY2010	FY2011	FY2012
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	187.2	131.5	110.2	150.4	148.1	162.2
Total credit costs	26.3	35.5	(23.7)	(8.0)	(9.2)	(8.6)
Income before income taxes	197.3	88.1	52.0	101.9	113.5	173.5
Reconciliation to taxable income	(26.3)	(16.0)	23.3	(80.1)	(30.2)	(85.1)
Taxable income	170.9	72.0	75.3	21.7	83.3	88.4

(3) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

We are classified as “2” because we are considered to be a company showing stable financial performance.

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Mitsubishi UFJ Financial Group, Inc.

15. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Projected benefit obligation	(A)	2,055,752	30,844	2,024,907
Discount rates		0.3% ~ 7.0%		0.6% ~ 7.0%
Fair value of plan assets	(B)	2,190,249	227,934	1,962,314
Prepaid pension cost	(C)	462,056	(21,710)	483,766
Reserve for retirement benefits	(D)	84,911	3,800	81,111
Total amount unrecognized	(A) - (B) + (C) - (D)	242,646	(222,602)	465,248
Unrecognized net actuarial loss		270,634	(244,737)	515,371
Unrecognized prior service cost		(27,987)	22,135	(50,122)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Net periodic cost of retirement benefits		106,034	19,628	86,406
Service cost		50,545	4,960	45,584
Interest cost		39,905	(3,801)	43,707
Expected return on plan assets		(65,718)	5,732	(71,451)
Amortization of unrecognized prior service cost		(10,079)	1,458	(11,537)
Amortization of unrecognized net actuarial loss		78,612	14,238	64,374
Other		12,768	(2,960)	15,729

(3) Assumptions and other policies used in calculation of projected benefit obligation

As of March 31, 2013
Discount rates	Domestic consolidated subsidiaries 0.3% ~ 1.5%
Overseas consolidated subsidiaries 3.8% ~ 7.0%
Expected return	Domestic consolidated subsidiaries 0.5% ~ 4.1%
Overseas consolidated subsidiaries 3.8% ~ 8.0%
Method used in allocation of estimated retirement benefits	Straight-line method
Duration for amortization of unrecognized prior service cost	Primarily over 10 years
Duration for amortization of unrecognized net actuarial loss	Primarily over 10 years

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Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Projected benefit obligation	(A)	1,329,392	53,485	1,275,907
Discount rates		0.9% ~ 1.3%		1.3% ~ 1.6%
Fair value of plan assets	(B)	1,359,477	138,716	1,220,760
Prepaid pension cost	(C)	268,114	(19,360)	287,474
Reserve for retirement benefits	(D)	6,273	1,142	5,131
Total amount unrecognized	(A) - (B) + (C) - (D)	231,755	(105,734)	337,489
Unrecognized net actuarial loss		253,457	(112,192)	365,649
Unrecognized prior service cost		(21,702)	6,457	(28,160)
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Net periodic cost of retirement benefits		62,453	10,552	51,901
Service cost		27,314	2,605	24,709
Interest cost		20,962	(3,302)	24,265
Expected return on plan assets		(32,693)	4,636	(37,330)
Amortization of unrecognized prior service cost		(6,357)	1,562	(7,920)
Amortization of unrecognized net actuarial loss		43,253	6,997	36,255
Other		9,973	(1,947)	11,921

35

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2013 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2012 (B)
Projected benefit obligation	(A)	349,280	(83,744)	433,024
Discount rates		1.3%		1.6%
Fair value of plan assets	(B)	533,022	28,928	504,094
Prepaid pension cost	(C)	205,735	(3,251)	208,986
Reserve for retirement benefits	(D)	—	—	—
Total amount unrecognized	(A) - (B) + (C) - (D)	21,993	(115,923)	137,917
Unrecognized net actuarial loss		35,239	(132,961)	168,201
Unrecognized prior service cost		(13,246)	17,037	(30,283)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2013 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2012 (B)
Net periodic cost of retirement benefits		19,913	4,972	14,941
Service cost		6,986	406	6,580
Interest cost		6,542	(1,387)	7,929
Expected return on plan assets		(16,717)	2,344	(19,061)
Amortization of unrecognized prior service cost		(5,099)	(468)	(4,630)
Amortization of unrecognized net actuarial loss		27,439	3,878	23,560
Other		761	198	563

36

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of March 31, 2013 is outlined below. (Figures are on a managerial basis and rounded off to the billion yen)

[Balance, net unrealized gains (losses), realized gains (losses)]

•

The balance as of the end of March 2013 increased to ¥2.44 trillion in total, an increase of ¥0.78 trillion compared with the balance as of the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥2 billion, improved by ¥52 billion compared to the end of March 2012.

•	The effect on the P/L for the fiscal year ended March 31, 2013 was approximately ¥1 billion.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2012	Net unrealized gains (losses)	Change from end of March 2012	Balance	Net unrealized gains (losses)
1	RMBS	38	(26)	4	4	0	0
2	Sub-prime RMBS	2	(1)	1	0	0	0
3	CMBS	329	226	6	3	0	0
4	CLOs	2,005	605	(13)	42	1,469	(4)
5	Other securitized products (card, etc.)	69	(21)	0	2	17	0
6	CDOs	1	0	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0
8	SIV	0	0	1	1	0	0

9	Total	2,443	784	(2)	52	1,486	(5)

1.	Balance is the amount after impairment and before deducting net unrealized losses. The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.
2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale” at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•	AAA-rated products accounted for 74% of our investments in securitized products, an increase of 4% compared with the end of March 2012, mainly due to an increase in highly rated CLOs and CMBS.

•	AAA and AA-rated products accounted for 94% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
10	RMBS	3	4	5	15	11	0	38
11	Sub-prime RMBS	0	0	1	0	0	0	2
12	CMBS	188	141	0	0	0	0	329
13	CLOs	1,590	315	60	38	1	0	2,005
14	Other securitized products (card, etc.)	38	21	0	6	1	2	69
15	CDOs	0	0	0	0	1	0	1
16	Sub-prime ABS CDOs	0	0	0	0	0	0	0

17	SIV	0	0	0	0	0	0	0

18	Total	1,819	482	65	59	15	2	2,443
19	Percentage of total	74%	20%	3%	2%	1%	0%	100%
20	Percentage of total (End of March 2012)	70%	18%	6%	4%	2%	0%	100%

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Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of March 2013.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2012
1	LBO Loan[3] (Balance on a commitment basis)	14	100	3	196	313	(6)
2	Balance on a booking basis	8	83	3	178	272	(11)

3 Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of March 2013 was ¥3.92 trillion (¥1.42 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

End

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
SIVs	:	Investment companies established mainly for gaining profit margin by raising funds through subordinated notes and short-term CPs, etc. and investing in relatively long-term securitized products and bonds, etc.
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables

38

Mitsubishi UFJ Financial Group, Inc.

(Reference)

2. Financial Statements

BTMU Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Cash and due from banks	6,401,537	8,901,627
Call loans	160,528	238,353
Receivables under resale agreements	566,222	783,828
Receivables under securities borrowing transactions	307,468	724,782
Monetary claims bought	2,221,915	2,641,606
Trading assets	5,736,034	5,892,689
Money held in trust	57,986	58,028
Securities	63,452,246	63,071,374
Allowance for losses on securities	(56,627)	(56,627)
Loans and bills discounted	69,386,000	74,104,875
Foreign exchanges	1,461,361	1,394,418
Other assets	5,319,356	5,218,007
Tangible fixed assets	864,836	863,564
Intangible fixed assets	327,329	344,139
Deferred tax assets	442,759	4,758
Customers’ liabilities for acceptances and guarantees	5,555,393	5,874,753
Allowance for credit losses	(762,942)	(755,053)

Total assets	161,441,406	169,305,125

39

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Liabilities:
Deposits	106,680,877	112,154,287
Negotiable certificates of deposit	9,341,667	9,748,390
Call money	2,005,828	3,030,447
Payables under repurchase agreements	6,100,858	7,305,607
Payables under securities lending transactions	2,155,306	1,108,750
Commercial papers	216,698	731,657
Trading liabilities	4,084,721	4,146,591
Borrowed money	8,541,603	7,968,420
Foreign exchanges	906,624	933,556
Bonds payable	4,504,334	3,940,755
Other liabilities	3,225,131	3,233,382
Reserve for bonuses	16,691	16,926
Reserve for bonuses to directors	145	141
Reserve for retirement benefits	5,131	6,273
Reserve for loyalty award credits	797	1,064
Reserve for contingent losses	49,840	43,538
Deferred tax liabilities for land revaluation	154,420	152,262
Acceptances and guarantees	5,555,393	5,874,753

Total liabilities	153,546,071	160,396,806

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,004,311	2,434,852
Revenue reserve	190,044	190,044
Other retained earnings	1,814,267	2,244,808
Funds for retirement benefits	2,432	2,432
Other reserve	718,196	718,196
Earned surplus brought forward	1,093,638	1,524,179
Treasury stock	(250,000)	(255,700)

Total shareholders’ equity	7,344,545	7,769,386

Net unrealized gains (losses) on other securities	235,499	797,405
Net deferred gains (losses) on hedging instruments	82,389	112,523
Land revaluation excess	232,900	229,004

Total valuation and translation adjustments	550,789	1,138,933

Total net assets	7,895,334	8,908,319

Total liabilities and net assets	161,441,406	169,305,125

40

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Ordinary income	2,766,126	2,796,371
Interest income	1,553,338	1,551,088
Interest on loans and bills discounted	980,453	996,300
Interest and dividends on securities	450,980	454,929
Fees and commissions	525,881	559,914
Trading income	104,558	122,058
Other business income	482,293	474,573
Other ordinary income	100,054	88,736
Ordinary expenses	2,022,803	1,935,376
Interest expenses	349,587	377,909
Interest on deposits	110,913	102,407
Fees and commissions	136,553	135,874
Other business expenses	149,048	141,226
General and administrative expenses	1,054,269	1,101,084
Other ordinary expenses	333,345	179,282

Ordinary profits	743,322	860,995

Extraordinary gains	12,819	29,311
Extraordinary losses	16,588	12,838

Income before income taxes	739,552	877,468

Income taxes - current	154,860	109,342
Income taxes - deferred	115,649	183,013

Total taxes	270,510	292,356

Net income	469,042	585,112

41

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(1) Non-consolidated Balance Sheets

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Cash and due from banks	1,581,341	1,076,887
Call loans	68,100	284,000
Monetary claims bought	24,302	27,052
Trading assets	383,399	402,621
Money held in trust	5,368	11,140
Securities	12,694,953	14,385,072
Loans and bills discounted	10,520,913	11,273,483
Foreign exchanges	9,545	86,111
Other assets	734,102	914,743
Tangible fixed assets	169,559	165,911
Intangible fixed assets	62,039	53,248
Customers’ liabilities for acceptances and guarantees	147,876	207,962
Allowance for credit losses	(63,931)	(64,790)

Total assets	26,337,570	28,823,445

42

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Liabilities:
Deposits	11,976,591	11,780,164
Negotiable certificates of deposit	3,953,824	5,253,264
Call money	238,420	191,762
Payables under repurchase agreements	3,501,140	3,798,242
Payables under securities lending transactions	426,520	409,283
Commercial papers	135,463	209,865
Trading liabilities	52,741	65,878
Borrowed money	2,118,606	3,079,292
Foreign exchanges	211	246
Bonds payable	347,800	354,358
Due to trust accounts	1,062,395	1,082,172
Other liabilities	867,958	529,507
Reserve for bonuses	4,325	4,284
Reserve for bonuses to directors	82	83
Reserve for contingent losses	14,830	14,020
Deferred tax liabilities	52,769	144,169
Deferred tax liabilities for land revaluation	5,447	5,425
Acceptances and guarantees	147,876	207,962

Total liabilities	24,907,007	27,129,986

Net assets:
Capital stock	324,279	324,279
Capital surplus	412,315	412,315
Capital reserve	250,619	250,619
Other capital surplus	161,695	161,695
Retained earnings	597,084	695,942
Revenue reserve	73,714	73,714
Other retained earnings	523,370	622,228
Funds for retirement benefits	710	710
Other reserve	138,495	138,495
Earned surplus brought forward	384,165	483,023

Total shareholders’ equity	1,333,678	1,432,537

Net unrealized gains (losses) on other securities	138,050	316,407
Net deferred gains (losses) on hedging instruments	(34,692)	(48,973)
Land revaluation excess	(6,473)	(6,512)

Total valuation and translation adjustments	96,884	260,921

Total net assets	1,430,563	1,693,458

Total liabilities and net assets	26,337,570	28,823,445

43

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(2) Non-consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2012	For the fiscal year ended March 31, 2013
Ordinary income	527,651	529,501
Trust fees	73,129	70,634
Interest income	233,174	224,601
Interest on loans and bills discounted	104,304	101,312
Interest and dividends on securities	122,215	118,672
Fees and commissions	103,440	112,100
Trading income	18,052	19,212
Other business income	78,750	70,528
Other ordinary income	21,103	32,423
Ordinary expenses	417,547	393,207
Interest expenses	77,010	72,482
Interest on deposits	32,084	27,152
Fees and commissions	22,557	24,441
Trading expenses	—	147
Other business expenses	75,892	55,020
General and administrative expenses	202,603	206,071
Other ordinary expenses	39,483	35,044

Ordinary profits	110,104	136,293

Extraordinary gains	5,033	51,017
Extraordinary losses	1,590	13,767

Income before income taxes	113,547	173,543

Income taxes - current	32,789	31,946
Income taxes - deferred	4,897	16,429

Total taxes	37,687	48,375

Net income	75,860	125,168

44

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Loans and bills discounted	147,366	103,654
Securities	48,875,266	52,034,347
Beneficiary rights to the trust	29,422,638	34,923,453
Securities held in custody accounts	3,113,032	3,061,056
Monetary claims	13,638,583	12,287,321
Tangible fixed assets	9,057,591	9,436,682
Intangible fixed assets	135,933	122,128
Other claims	4,356,505	3,931,112
Call loans	1,197,405	1,594,684
Due from banking account	1,416,693	1,491,543
Cash and due from banks	1,591,392	1,734,932

Total	112,952,408	120,720,918

Liabilities:
Money trusts	17,900,801	19,503,756
Pension trusts	12,130,567	12,352,938
Property formation benefit trusts	13,094	11,871
Investment trusts	28,618,119	34,238,626
Money entrusted other than money trusts	2,096,421	2,367,364
Securities trusts	4,102,251	4,348,956
Monetary claim trusts	14,011,078	12,457,552
Equipment trusts	63,316	28,067
Land and fixtures trusts	85,159	84,555
Composite trusts	33,931,596	35,327,227

Total	112,952,408	120,720,918

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Assets:
Loans and bills discounted	93,829	39,428
Securities	46,294	59,732
Other	838,001	910,329

Total	978,124	1,009,490

Liabilities:
Principal	974,326	1,007,608
Allowance for bad debts	282	117
Other	3,515	1,764

Total	978,124	1,009,490

45

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2012	As of March 31, 2013
Total funds	45,974,880	48,901,996

Deposits	11,976,591	11,780,164
Negotiable certificates of deposit	3,953,824	5,253,264
Money trusts	17,900,801	19,503,756
Pension trusts	12,130,567	12,352,938
Property formation benefit trusts	13,094	11,871

Loans and bills discounted	10,668,279	11,377,137

Banking account	10,520,913	11,273,483
Trust account	147,366	103,654

Investment securities	61,570,219	66,419,420

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

46